Part II

<u>Item 2b</u>

No

The ~~Liquidnet system (referred to as the System)~~H2O ATS is structured to permit Members, Customers, and LPs of the Affiliates to have equivalent access to the H2O ATS as Members, Customers, and LPs of LNI. If a participant located in a region outside the US transmits an order for an NMS stock, the ~~System~~ H2O ATS records that order as being routed by the LNI Affiliate in the participants region to LNI for execution. The participation criteria may vary based on the participants region, as described in the response to Item 2.b. of Part III.

As set forth above in response to Item 2.a. of this Part II, ~~affiliate TPFS~~TPIGMA may route orders to the H2O ATS as a LP, with the same access to liquidity and functionality as any other LP.

<u>Item 5a</u>

Yes

LNI offers the following products and services to Participants (see description of Participants in response to Item 2 of Part III) for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the H2O ATS:

1. Access to LNIs algorithms, which in turn is able to access numerous trading centers, including the H2O ATS (as discussed in Item 5 of Part III).~~;~~

2. Access to ~~LNIs Liquidnet 5~~the Liquidnet Application, which is a desktop trading application, accessed by Members only (see description of Members in response to Item 2b of Part III), that can be used to access directly LNIs algorithmic trading strategies, H2O ATS, Negotiation ATS (another NMS Stock ATS operated by LNI, and/or external venues~~;~~.

3. Access to targeted invitations (see description in Items 3 and 15 of Part III~~),~~).

4. Technology to interface with the Participants OMS~~;~~.

5. Technology to facilitate the transmission of orders and ~~indication~~IOIs of interest (IOI) (see description in Item 7 of Part III) by a Participant in LNI and the H2O ATS~~;~~.

6. Access to the LNI Trading Desk~~;~~.

7. Sponsored broker. Members and Customers that participate in LNIs sponsored broker service can designate a sponsored broker for an order. In a sponsored broker arrangement,

1

LNI acts as a service provider on behalf of the sponsored broker. If a trade is executed by LNI, LNI is responsible for trade settlement with the sponsored broker, and the sponsored broker is responsible for trade settlement with the Member or Customer~~, and~~.

8. Market data (as described in the response to Item 23 of Part III).

Item 5c

Yes

LNI BD Affiliates offer the same products and services (see a description of products and services in Item 5a above) to their clients as LNI in their local jurisdictions which can result in the orders or ~~indication~~IOIs~~-s~~ of their clients being entered on the H2O ATS (see Item 2 of Part II for a description of these Affiliates).

Item 6a

Yes

Confidential trading information (CTI) of Participants of the H2O ATS may consist of:

1. The identity of Participants~~,~~.

2. Orders and IOIs (including match status) transmitted to the H2O ATS by or on behalf of a Participant~~, and~~.

3. Trades executed in the H2O ATS by a Participant.

Notwithstanding the preceding, LNI does not consider post-trade information that is aggregated and ~~anonymized, or~~anonymized or otherwise presented in a way that does not reveal a client to be a Participant of the H2O ATS to be CTI. For example, LNI may share post-trade data consisting of overall LNI trading activity, but the information is presented as overall LNI activity) with third-party providers for the purpose of analyzing LNIs business. Upon request by a Member or Customer, LNI, in its sole discretion, can exclude the Members or Customers trades from all LNI trade advertising, including symbol-level and aggregated (not symbol-specific) advertising. Post-trade information refers to information that has been reported to the consolidated tape pursuant to SRO trade reporting requirements.

LNI does not have any personnel whose sole responsibility is to service the H2O ATS. Below is a summary of the shared personnel that provide services to the H2O ATS. Shared personnel are not involved in front office services. Only LNI employees, as provided below, offer front office services to Participants. Shared personnel of affiliates provide technical services, finance, risk, credit risk, legal, compliance and back-office support. Shared personnel are employed by LNI, ICAP Global Broking Inc. (IGBI), which is LNIs parent, and TP ICAP Americas Holdings Inc. (TPIAH), which is IGBIs parent, and certain affiliates: Liquidnet Canada Inc. (LNC), Liquidnet Japan Inc. (LNJ), Liquidnet Australia Ply LTD (LNAU), Liquidnet Asia Limited (LNAL), Liquidnet Singapore Pte. Ltd. (LNS), Liquidnet Europe Ltd. (LNEL), Liquidnet Technologies Europe Limited (LNTE), TP ICAP Group Services Limited (TPGS), TP ICAP (Europe) S.A. (TPIE), TP ICAP Management Services (Hong Kong) Limited(TPHK), TP ICAP Management Services (Singapore) Pte. Ltd., TP ICAP Management Services (Australia) Pty Ltd. (TPMSA), Neptune Networks Limited (NNL), and Neptune Networks US LLC (NNUS) and have access to CTI of the H2O ATS:

1. Business Analytics personnel. Business Analytics personnel provide data and reports to internal LNI Customers, such as Senior Leadership, Sales (which includes Trade Coverage, Trading Desk and Liquidity Partnership personnel), and Marketing, for use in monitoring, developing and enhancing LNIs products and services, including ATS and non-ATS products and services. These personnel are employees of LNI, LNEL and LNAL.

2. Liquidity Partnership personnel. These personnel support LPs that sent orders directly to the H2O ATS and LPs that use LNI algos. These personnel are employees of LNI.

3. Product Support personnel. These personnel provide implementation, technical and functional support for ATS and non-ATS activity. These personnel are employees of LNI, LNC, LNJ, LNAU, LNAL, LNS, LNEL, TPIE, and LNTE.

4. Trade Services personnel. These personnel handle account set-up, trade allocations and trade settlement for ATS and non-ATS activity. These personnel are employees of LNI, LNC, LNJ, LNAU, LNAL, LNS, LNEL, and TPIE.

5. IT Infrastructure personnel. These personnel maintain the computers, networks, databases and connectivity that comprise the LNI ~~System~~systems, including ATS and non-ATS systems. These personnel are employees of IGBI, TPIAH, LNC, LNJ, LNAU, LNAL, LNS, LNEL, LNTE, TPGS, TPIE, TPHK, and TPMSA.

6. Software Development and Quality Assurance personnel. These personnel are responsible for the development, enhancement and maintenance of the software components of the LNI ~~System~~systems, including ATS and non-ATS components. These personnel are employees of IGBI, TPIAH, LNC, LNJ, LNAU, LNAL, LNS, LNEL, LNTE, TPGS, TPIE, TPHK, and TPMSA.

7. Product personnel. These personnel are responsible for the design and enhancement of LNIs trading products, including ATS and non-ATS products. These personnel are employees of LNI, LNC, LNAL, LNEL, and TPIE.

8. Business Intelligence. This team develops reports for use by internal groups in monitoring, developing and enhancing LNIs products and services, including ATS and non-

ATS products and services. These personnel are employees of LNI, LNEL, and LNTE .

9. Legal and Compliance personnel. Legal and Compliance personnel are responsible for working with the business units to establish and enforce LNIs legal and compliance policies, including ATS and non-ATS policies. Legal and Compliance are employees of TPIAH.

10. Risk personnel. TPIAH maintains an organization-wide operational risk management program that includes ongoing assessments of strategic, environmental, financial, compliance, security and operational risks. Risk personnel are employees of TPIAH.

11. Credit Risk personnel. These personnel manage the credit risk exposure of LNI, set credit limits for Participants, perform periodic credit reviews of Participants and monitor credit limits on a daily basis. Credit Risk personnel are employees of TPIAH.

12. Information Risk personnel. These personnel are responsible for working with the business units to establish and enforce LNIs policies relating to information security, including ATS and non-ATS policies. These personnel are employees of LNI, LNC, LNJ, LNAU, LNAL, LNS, LNEL, and TPIE.

13. Finance personnel. Finance personnel have responsibility for accounts payable and receive operations in connection with the operation of LNIs business. These Finance personnel are employees of TPIAH.

14. Trade Coverage personnel. These personnel facilitate negotiations and executions involving Members and Customers in the H2O ATS, monitor and provide consultative support concerning Member and Customer orders, including orders that interact with either of the LNI ATSs and/or other venues, and respond to inquiries and diagnose issues. These personnel are employees of LNI.

15. Trading Desk personnel. These personnel can trade orders sent to the desk by a Member or Customer in accordance with their respective instructions. Trading Desk personnel handle, troubleshoot and monitor all high-touch Member or Customer orders. Trading Desk personnel also can view and monitor low-touch Member and Customer algo orders and provide consultative support to Members and Customers in connection with these orders. These personnel are employees of LNI.

16. Execution Consulting & Quant Strategies personnel. Execution Consulting & Quant Strategies personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and Customers concerning the use and optimization of LNIs algos and other trading products. These personnel are employees of LNI, LNEL, and LNAL.

17. Commission Management personnel. This service consists of commission sharing and commission aggregation. The commission sharing service involves Members and Customers using commission credits to pay for research and other permissible services. These personnel are employees of LNI.

18. Fixed Income Sales & Trading personnel. These personnel facilitate executions, respond to inquiries and diagnose issues involving Participants of the LNI Fixed Income ATS. The personnel are employees of LNI, LNEL, TPIE, NNL, and NNUS.

19. NNL and NNUS Sales & Trading personnel. These personnel facilitate executions, respond to inquiries and diagnose issues involving Participants of the Neptune Networks platforms. The personnel are employees of LNI, LNEL, TPIE, NNL, and NNUS.

19. Marketing personnel. These personnel perform marketing functions for LNI. The personnel are employees of LNI, LNEL and TPIE.

For administrative purposes, all LNI employees are on the payroll of TPIAH. The classification of an employee as an IGBI, LNI, or TPIAH employee is based on the function that the employee performs.

For additional information, see the response to Item 7.d. of this Part II, which identifies the roles and responsibilities of any persons who have access to trading information, the trading information that is accessible by them, and the basis for the access.

Item 6b

Yes

LNI has engaged the following service providers that provide services that may be considered material in connection with the operation of the H2O ATS:

1. ICAP Global Broking Inc. Parent company of LNI. Develops and maintains the ~~System~~H2O ATS and licenses the ~~System~~H2O ATS to LNI as described in Item 6a above.

2. TP ICAP Americas Holdings Inc. Parent of IGBI. TPIAH provides certain shared service employees as described in Item 6a above.

3. TP ICAP Group Services Ltd. is an affiliate of LNI, which provides technology-related services to LNI granting a license for its Fusion system. Fusion enables clients to smoothly access affiliated liquidity pools across products, asset classes, brands and regions.

4. Liquidnet Canada Inc. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

5. Liquidnet Japan Inc. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

6. Liquidnet Australia Ply LTD Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

7. Liquidnet Asia Limited Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

8. Liquidnet Singapore Pte. Ltd. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

9. Liquidnet Europe Ltd. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

10. Liquidnet Technologies Europe Limited Provides certain shared service employees as described in Item 6a above.

11. TP ICAP (Europe) S.A. Provides certain shared service technical employees as described in Item 2a of Part II and Item 6a above.

12. TP ICAP Management Services (Hong Kong) Limited Provides certain shared service employees as described in Item 6a above.

13. TP ICAP Management Services (Singapore) Pte. Ltd. Provides certain shared service employees as described in Item 6a above.

14. TP ICAP Management Services (Australia) Pty Ltd. Provides certain shared service employees as described in Item 6a above.

15. Equinix. Data center provider for the ~~System~~H2OATS.

16. Cyrus One. Data center provider for the ~~System~~H2O ATS.

17. Oracle. Database software used in connection with the operation of the H2O ATS.

18. Redline. Provides market data used in the operation of the H2O ATS. See the response to Item 23 of Part III for additional detail.

19. Goldman, Sachs & Co. (GS) LNIs clearing broker for US equities. See the response to Item 22 of Part III for additional detail.

20. Iron Mountain. Back-up tape storage.

21. Amazon Web Services. Provides cloud computing services for the H2O ATS.

22. Salesforce. Provides client relationship management services to LNI.

Item 7a

1. Background

LNI maintains policies and standards designed to limit sharing of LNI clients CTI with only those who have a need to know such information in order to perform their job functions. These policies and standards also apply to LNI personnel and shared personnel involved in the operation of the H2O ATS or responsible for the ATSs compliance with applicable laws.

As noted in Part II, Item 6, any information regarding a Participants identity, orders, IOIs , or executions related to that Participant is considered CTI. LNI does not consider post-trade information that is aggregated and anonymized or otherwise presented in a way that does not reveal a Participant of the H2O ATS to be CTI.

2. Identity of Participants

LNI maintains the anonymity of all Members and Customers. LNI makes available to all Members and Customers a list of LPs that access the ~~System~~H2O ATS via their own or third-party routing infrastructure/algos (known as external LPs). LNI provides this list to Members and Customers upon request. The reason for providing this list is to allow Members and Customers the option to block interaction with specific, external LPs.

3. Disclosure to 3rd-party vendors

LNI discloses execution data to certain 3rd-party vendors that provide services to the H2O ATS and are subject to contractual non-disclosure obligations. Examples of these vendors are LNIs clearing firm and a vendor that has developed software to display Participant-specific risk management data in a graphical manner to LNI support personnel.

4. Disclosure of aggregated data

LNI discloses certain aggregated trading data to Participants and other third-parties. Aggregated data is not symbol specific. Aggregated data may be broken out by one or more categories, including but not limited to: sector; index; and market cap (micro, small, mid and large).

5. Reports to Participants relating to their own trading activity

LNI may provide to Members, Customers and LPs information regarding their own equity orders, including, but not limited to, (i) order details, consisting of order time, quantity, symbol, side, order type and limit price (if applicable), (ii) match details, consisting of match quantity, match duration, firm-up details, success rates, contra category type, match break reasons, and potential match analysis and (iii) execution details, consisting of time and quantity of any execution and whether the execution resulted from a targeted invitation.

Additionally, to assist Members in conducting analysis of LNI as an execution venue and to address concerns raised by Members relating to system usage, LNI can provide a report containing information that was previously visible to a trader at the Member firm through the Liquidnet 5.Application. The data in these reports can be symbol-specific and can include, but not limited to, the time of a match, broker block notification, or targeted invitation notification and the actions taken by the Member and the contra (to the extent previously visible to a trader at the Member firm).

LNIs automated routing customers (or their respective service providers) transmitting algo orders (including conditional orders) may receive electronic notification in real-time of the matching of an algo order with an available contra.

6. Access to internal applications

LNI has implemented procedures for employees requesting access to applications that contain CTI. For an employee to be granted access to an application with CTI a request must be placed through a third-party software tool (or formally documented for batch updates) in addition to a role-based group which includes approved applications and data access for that roles job responsibilities. This request is then approved by the role owner/supervisor prior to access being granted. All applications with CTI are integrated or reviewed on a regular basis against these role-based groups and tested on a regular frequency to ensure compliance.

LNI then performs regular access reviews utilizing several key processes governed by LNIs Transparency Working Group, including:

*A. Monthly user delta reviews: A review of user changes made to role-based groups is completed and compared vs joiner, movers and leaver lists.;

*B. Quarterly Visibility Matrix review: Data access permission of each role is validated quarterly to ensure adherence with regulations and disclosures.;

*C. Quarterly Role Owner Approval of all Users: A formal review is conducted quarterly of all users within each role by the role owner/supervisor.

Any exceptions must be explained/escalated/approved by senior management or access will be immediately removed.

7. Annual SSAE18 SOC2 and ISO 27001 assessments

Each year, LNI engages an outside auditor to assess the suitability and implementation of LNIs information security controls. This assessment includes a review of LNIs processes and procedures for protecting the confidentiality of CTI. The report of this assessment (called an SSAE18 SOC2 assessment) is available to Participants upon request.

SSAE is the Statement on Standards for Attestation Engagements, which is overseen by The American Institute of Certified Public Accountants (AICPA) and more specifically the Auditing Standards Board (ASB). The SOC 2 report evaluates the business information systems that relate to security, availability, processing integrity, confidentiality and privacy.

LNI also obtains an annual ISO 27001 certification. ISO 27001 is a framework of policies and procedures that includes all legal, physical and technical controls involved in an organizations information risk management processes. According to the ISO 27001 documentation, ISO 27001 was developed to provide a model for establishing, implementing, operating, monitoring, reviewing, maintaining and improving an information security management system. Organizations can become ISO 27001 certified by undergoing a third-party assessment by an accredited auditor. LNI engages an outside auditor to confirm that it has implemented information security compliant with ISO 27001. LNIs ISO 27001 certification is available to Participants upon request.

8. Employee trading policies and review

The LNI Employee Trading Policy (the Policy) is designed to protect against trading on Member, Customer, and LP CTI. The Policy is applicable to all LNI employees in the US, including those employees who possess FINRA-registered licenses maintained by LNI (Covered Persons). Covered Persons are divided between Access Employees and Non-Access Employees. An Access Employee is defined as a Covered Person who has visibility into Member, Customer, or LP real-time order, execution, and ~~indication~~ IOI information as part of their daily responsibility. Access Employees are subject to the additional requirements set forth below. A Non-Access Employees includes anyone outside of the Access Employee definition. Non-Access Employees are subject to the requirements of this Policy forth below.

Covered Persons are permitted to maintain their personal brokerage accounts - and other related (i.e. IRA and ERISA) accounts, (Covered Accounts) with a third-party broker, subject to the requirements and restrictions set forth in the Policy. All Covered Persons are required to disclose their Covered Accounts to the Compliance Department, and provide duplicate transaction confirmations, and if required, duplicate account statements. Access Employees must obtain approval from their manager prior to placing orders in equity securities, equity derivatives and ETFs and must attest to not being in possession of CTI. Non-Access will complete on an annual basis a certification affirming compliance with the

Policy.

Prior to the establishment of a Covered Account with a third-party broker, a Covered Person is required to obtain approval from the Compliance Department. A Covered Person is permitted to buy and sell the following: equity securities, equity derivatives and ETFs in a Covered Account. Covered persons are prohibited from participating in Initial Public Offerings (IPOs).

LNI uses a third-party software product to facilitate disclosure and pre-approval of Covered Accounts and pre-clearance of transaction requests, and to assist in monitoring for compliance with LNI policies related to employee trading. Covered Persons are subject to a ten-day holding period for all equity single stock(s) and equity derivative transactions executed in their respective Personal Accounts. This 10-day holding period will not apply to transactions in ETFs or any other securities transaction(s) or other Financial Instrument as defined in the Policy.

Covered Employees who violate LNIs employee trading policies are subject to sanction, including potential termination of employment.

9. E-mail, IM and correspondence review

LNI has policies for review of email, IM and other correspondence sent by registered LNI employees. These reviews, which are conducted by LNIs business managers (with oversight by Compliance), include a review for any communications that could evidence misuse of Customer information in violation of LNI firm policy. LNI maintains a record of all email, IM and other correspondence sent and received; these records are available for review by LNI personnel as required in response to a regulatory inquiry or in connection with an internal review.

10. Supervisory process

LNI supervisory personnel are required to certify on a monthly basis that any use of Participant data within the supervisors business unit is in compliance with LNI firm policy. LNI personnel are only permitted to use Participant data for the purpose of performing their respective business functions as described in the response to Item 7.d. of this Part II.

11. ~~System~~ H20 ATS access controls

LNI has instituted technological controls on access to trading information, including username and password controls, secure remote access with two-factor authentication, access control lists on systems and networks, and network segmentation. These controls are evaluated on an annual basis by an external party and included in an SSAE18 report and ISO 27001 certification, which are available to Participants and regulators.

12. Monitoring of data transmission

All e-mail, web traffic and information copied to removable storage is monitored by a data leakage protection system, which provides alerts to the Information Security department should confidential information be detected in these communication channels.

13. Firewall and IDS protection

LNIs external network perimeters are protected by firewalls and intrusion detection systems. LNI engages a third-party consultant to perform annual external network security assessments.

14. Liquidnet Transparency Controls

LNI makes available to Members and Customers a web-based system known as Liquidnet Transparency Controls. Liquidnet Transparency Controls allows Members and Customers to view details about the liquidity sources with which they interact and the products and services they participate in that utilize their trading information. Members and Customers use the tool to make elections relating to certain liquidity sources and products and services that access the CTI. See the response to Item 14 of Part III for additional detail regarding Liquidnet Transparency Controls.

<u>Item 7b</u>

Yes

Liquidnet Transparency Controls (described in the response to Item 7.a. of this Part II) involves two categories of settings: one category of setting relates to liquidity sources; the other category of setting relates to data usage. This response focuses on the settings in Liquidnet Transparency Controls that relate to data usage.

There are four settings in Liquidnet Transparency Controls that relate to data usage, as follows:

1. LNI community advertising. LNI community advertising refers to any trade advertising that is limited to LNI Members and Customers. Examples of community trade advertising are advertising through <u>the </u>Liquidnet 5Application, LNI sales coverage, and third-party EMSs and OMSs of Members and Customers. By default, Members and Customers are opted in to intra-day (including real-time) LNI community advertising of their trades. Through Liquidnet Transparency Controls, Members and Customers can opt-out of intra-day LNI community advertising of their trades.

2. External trade advertising. External trade advertising refers to any trade advertising that is not limited to LNI Members and Customers. External trade advertising includes

Bloomberg advertising. By default, Members and Customers are opted in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and Customers can opt-out of intra-day external advertising. After T+20, LNI can disclose executed trades to current and prospective Members and Customers, regardless of whether the parties to the trade have opted out of community or external advertising.

3. Trading Desk personnel have access to execution data. By default, Trading Desk personnel can view all executions by the Participants that they cover, regardless of the order type. A Member or Customer can elect through Liquidnet Transparency Controls to restrict Trading Desk personnel to only view the Members or Customers algo executions.

4. Targeted invitations. A qualifying Member elects whether to receive targeted invitations through the Liquidnet 5Application. Participation in this functionality is subject to opting-in through Liquidnet Transparency Controls because the sender of a manual targeted invitation is notified whether there is at least one recipient for the targeted invitation.

The only Participants that can make elections through Liquidnet Transparency Controls are Members and Customers. LPs cannot make elections through Liquidnet Transparency Controls and cannot opt-out from intra-day LNI community and external advertising, subject to the following exceptions:

A. Transition managers can make elections through Liquidnet Transparency Controls.

B. LNI, at its sole discretion, may grant LPs with the option to opt-out of intra-day external advertising and instead opt-in to the least aggressive option available for external advertising in those markets.

Participants cannot opt-out from LNI community advertising after T+20. In other words, after T+20, LNI can disclose any executions to any existing or prospective Member or Customer.

Regardless of any opt-in, LNI does not identify the Participant in any of the communications described above.

Upon request by a Member or Customer, LNI may, in its sole discretion, limit access by Trade Coverage and Trading Desk personnel to a Members or Customers order and execution data.

Item 7d

The following is a summary of the roles and responsibilities in LNI that have access to trading information, the trading information that is accessible by the employees in these roles and the basis for the access.

1. Trade Coverage personnel

Roles and responsibilities

Trade Coverage personnel facilitate negotiations and executions involving Members and Customers, monitor Member and Customer orders that interact with the LNI ATSs and/or external venues (including algorithmic orders) and respond to inquiries and diagnose issues. While Trade Coverage personnel cannot execute Member or Customer orders, they may recommend order modifications, where appropriate. In real-time, Trade Coverage personnel may also troubleshoot an order that is not performing properly, where instructed by a Member or Customer, troubleshooting can include modifying the parameters of the order. Trade Coverage personnel can communicate real-time or historical LNI trade execution data to Members and Customers, subject to compliance with Members or Customers Transparency Controls settings. Trade Coverage personnel can also communicate real-time or historical public or readily available execution data to Members and Customers; for example, to notify Members and Customers of the closing volume in a stock in the overall market for one or more days prior. Readily available data means data that is available to industry participants through Bloomberg and similar subscription services. Trade coverage personnel can also provide various transaction cost analysis (TCA) reports and/or trading analytics to Members and Customers. Trade Coverage personnel provide services for the ATS and the non-ATS portions of LNIs business.

Access to data

Through various internal support tools, Trade Coverage personnel can view: Members and Customers order and execution information, including, but not limited to, live and broken match data (including potential match quantity); negotiation histories; LNI algo (including both low touch and high touch orders), Liquidnet-only, LN auto-ex, automated negotiation and targeted invitation orders created by Members and Customers; activity relating to specific LNI products (such as targeted invitations); information relating to OMS placements; interaction between LNI and the Negotiation and H2O ATSs; and all trades executed by LNI. Trade Coverage personnel can view this information at the Member, Customer, and trader level. When a Trade Coverage representative can view a match through an internal support tool, the Trade Coverage representative can view both sides to the match.

Trade Coverage personnel can also view information relating to the traders who access the H2O ATS, including, but not limited to: whether or not the trader is logged in; the traders current number of ~~indication~~IOIs in the ~~System~~H2O ATS and the shares and principal value represented by those ~~indication~~IOIs; number, shares and principal value of outside and invalid ~~indication~~IOIs; and the traders historical executed ADV through the ~~System~~H2O ATS.

Upon request by a Member or Customer, LNI may, in its sole discretion, limit access by Trade Coverage personnel to a Members or Customers order and execution data. A Member may also provide consent for Trade Coverage personnel to view a Members match or IOI information for enhanced servicing to facilitate additional trading opportunities. A Members match information or IOI would never be shared with Trading Coverage personnel without explicit consent of the Member.

Member and trader performance and activity through LNI.

Trade Coverage personnel have access to reports on Member and trader performance and activity through the ~~System~~H2O ATS.

Reports also can include data on ~~indication~~IOIs received from a Member by instrument type, including aggregate number of ~~indication~~IOIs, principal value or shares and the time of the most recent ~~indication~~IOI received from a Member. These reports do not include symbol information. Liquidity data is not broken out between buy and sell liquidity.

2. Trading Desk personnel

Roles and responsibilities

Trading Desk personnel sit on the trading desk. They can trade orders sent to the desk by a Participant in accordance with the Participants instructions. Through the EMS used by the Trading Desk:

A. Trading Desk personnel handle, troubleshoot, and monitor all high-touch Participant orders.

B. Trading Desk personnel also can view and monitor low-touch Member and Customer algo orders and provide consultative support to Members and Customers in connection with these orders.

Trade Coverage personnel can perform the Trading desk function on a back-up basis. In such cases, Trade Coverage personnel will not have access to internal Trade Coverage support tools.

Trading desk personnel provide services for the non-ATS portion of LNIs business.

Access to data

Through internal support tools, Trading Desk personnel can view all orders and executions regardless of the order type. A Member or Customer can elect through Liquidnet Transparency Controls to restrict Trading Desk personnel to only view the Members or Customers algo and high-touch care orders and executions.

Upon request by a Member or Customer, LNI may, in its sole discretion, limit access by Trading Desk personnel to a Members or Customers order and execution data. A Member may also provide consent for Trading Desk personnel to view a Members match or IOI information for enhanced servicing to facilitate additional trading opportunities. A Members match information or IOI would never be shared with Trading Desk personnel without explicit consent of the Member.

3. Execution Consulting & Quant Strategies personnel

Roles and responsibilities

LNIs Execution Consulting & Quant Strategies personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and Customers concerning the use and optimization of LNIs full suite of trading products. The personnel also support the design, research, and specification of LNIs product suite including, but not limited to, LNIs algorithms, quant models and analytics signals. Additionally, these personnel also provide reports and analyses on community performance on an aggregate basis, as well as transaction cost analysis. Product Support personnel can escalate production issues to this team for research and resolution. Trade Coverage and Trading Desk personnel also may escalate to the Execution Consulting & Quant Strategies team Member and Customer queries relating to trading decisions made by LNI products, such as algos. LNIs Execution Consulting & Quant Strategies personnel cannot engage in trading activity and cannot modify any parameters of a LNI algo order. Execution Consulting & Quant Strategies personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Execution Consulting & Quant Strategies personnel have access to all ~~indication~~IOI, order, match and execution information on an intraday basis.

4. Liquidity Partnership personnel

Roles and responsibilities

Liquidity Partnership personnel have responsibility for managing LNIs relationships with LPs, routing brokers and sponsored brokers. Liquidity Partnership personnel provide services for the ATS and non-ATS portions of LNIs business. Their role involves monitoring and providing consultative support on their orders (including algo orders), responding to inquiries, and diagnose issues.

Access to data

Though various internal support tools, Liquidity Partnership personnel can view Member, Customer and LP order, match and execution information, including, but not limited to, LNI algo, Liquidnet-only, and LN auto-ex; activity related to specific LNI products (such as targeted invitations); and all trades executed by LNI. Upon request by a Member, Customer or LP, ~~Liquidnet~~ LNI may, in its sole discretion, limit Liquidity Partnership personnels access to Member, Customers or LPs order and execution data.

5. Commission Management Services personnel

Roles and responsibilities

LNIs Commission Management Services personnel provide commission management services including commission aggregation, commission analyzer and broker vote services. Commission management personnel provide services for the non-ATS portion of LNIs business.

Access to data

LNIs Commission Management Services personnel have access to all LNI trade and allocation information.

6. Business Analytics personnel

Roles and responsibilities

The Business Analytics team provides data and reports to internal LNI personnel, such as Senior Leadership, Sales (which includes Trade Coverage, Trading Desk and Liquidity Partnership personnel), Product Management, and Marketing, for use in monitoring, developing and enhancing LNIs products and services as well as in support of LNIs sales and marketing efforts. In addition, Business Analytics personnel provide Members and Customers with analysis and reporting that offers Members and Customers insight into how they are using LNIs products and services. Business Analytics personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Business Analytics personnel have access to ~~indication~~IOI, order, match, and trade information in the database and through internal reporting tools. Reports, which can include trading information, may only be provided by the Business Analytics group to employees in other groups if those employees are authorized, pursuant to LNIs policies, to have access to the associated data.

7. Product Support personnel

Roles and responsibilities

Product Support personnel assist with implementation of Participants, maintain up-time of the ~~System~~H2O ATS, support connectivity with Participants, and assist in resolving technical and functional issues affecting Participants in their use of the ~~System~~H2O ATS. Product Support personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

LNIs Product Support personnel have access to ~~indication~~IOI, order and trade information in the database and through the various LNI support tools to assist in addressing technical and functional issues affecting Members and Customers. Product Support personnel also have access to logs from each Members ~~LNI desktop trading~~Liquidnet ~~A~~application and OMS interface with LNI to assist in researching and troubleshooting implementation issues, evaluating additional liquidity from a Member that could be provided to the ~~System~~H2O ATS, and suggesting technical improvement to a Members interface.

8. Trade Services personnel

Roles and responsibilities

Trade Services handles account set-up, trade allocations and trade settlement. Trade Support personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Trade Services personnel have access to Member and Customer execution, account, allocation and settlement information and the full quantity of any executed order.

9. IT Infrastructure personnel

Roles and responsibilities

IT Infrastructure personnel maintain the computers, networks, databases, and connectivity that comprise the H2O ATS. IT Infrastructure personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

A subset of the IT Infrastructure , such as but not limited to Database Administration has access to ~~indication~~IOI, order, execution, and other trading information to troubleshoot production and ~~System~~H2O ATS issues, when directed by the Product Support group.

10. Software Development and Quality Assurance personnel

Roles and responsibilities

Software Development and Quality Assurance personnel are responsible for development, enhancement, and maintenance of the software components of the H2O ATS. Software Development and Quality Assurance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

These personnel have access to ~~indication~~IOI, order, execution, and other trading information on a real-time basis in connection with the performance of their duties.

11. Product personnel

Roles and responsibilities

Product personnel are responsible for the design and enhancement of LNIs trading products. Product personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Product personnel have access to ~~indication~~IOI, order, execution and other trading information for the products that they work on (for example, the ~~LNI desktop trading application~~Liquidnet Application, algos, TCA and commission management).

Product personnel can access and analyze trader usage data to enhance LNIs products. An example of analyzing trader usage data would be to identify the conditions under which a trader is more likely to respond to a targeted invitation.

Members of the Product group have access to reports on Member and trader performance and activity through LNI. These reports are not symbol-specific and do not include symbol-level information.

In addition, designated members of the Product group have access to the EMS used by the LNI Trading Desk and Trade Coverage personnel. This access is to assist LNI in responding to inquiries from Members and Customers relating to ~~System~~H2O ATS functionality in connection with day-to-day trading activity by Members and Customers. Designated members of the Product group with responsibility for internal support tools have access to the same data as Member Services personnel.

12. Business Intelligence personnel

Roles and responsibilities

Business Intelligence personnel develop reports for use by internal groups, including Business Analytics, Senior Leadership, Sales (which includes Trade Coverage, Trading Desk and Liquidity Partnership personnel), and Marketing, for use in monitoring, developing, and enhancing LNIs products and services as well as in support of LNIs sales and marketing efforts. Business Intelligence personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Business Intelligence personnel have access to ~~indication~~IOI, order, execution and other trading information in the LNI database that includes all order and other trading information.

Reports, which can include trading information, may only be provided by the Business Intelligence group to employees in other groups if those employees are authorized, pursuant to LNIs policies, to have access to the associated data.

13. Legal and Compliance personnel

Roles and responsibilities

Legal and Compliance personnel are responsible for working with the business units to establish and enforce legal and compliance policies.

Legal and Compliance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Legal and Compliance personnel are permitted to access trading information in fulfilling their responsibilities, including for the conduct of investigations.

14. Risk Personnel

TPIAH maintains an organization-wide operational risk management program that includes ongoing assessments of strategic, environmental, financial, compliance, security and operational risks.

Access to data

As part of these responsibilities, Risk personnel have access to trading information after the end of the trading day.

15. Credit Risk personnel

These personnel manage the credit risk exposure of LNI, set credit limits for Participants, perform periodic credit reviews of Participants and monitor credit limits on a daily basis.

Access to data

As part of these responsibilities, Credit Risk personnel have access to trading information during the trading day.

16. Information Risk personnel

Information Risk is responsible for the delivery of a trusted, reliable information security function that is aligned with LNI business initiatives. The function is a systematic process aimed at identifying, assessing, and prioritizing risks that may affect the confidentiality, integrity, and availability of LNIs information assets. Information Risk creates a tailored cybersecurity strategy that incorporates risk-reduction activities, such as deploying technology controls, updating policies, or training employees to reduce human error.

Access to data

Information Risk personnel are permitted to access trading information in fulfilling their responsibilities of protecting the LNI information assets.

17. Finance personnel

Roles and responsibilities

Designated members of the Finance team have responsibility for accounts payable and receivable operations in connection with the operation of LNIs business. Finance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

As part of these responsibilities, Finance personnel have access to trading information after the end of the trading day.

18. Management personnel

To assist LNIs Senior Leadership and Sales management personnel (which includes Trade Coverage, Trading Desk and Liquidity Partnership) in evaluating LNIs business performance, these personnel may have access to order, execution, and other trading information. Management personnel provide services for the ATS and non-ATS portions of LNIs business.

19. Fixed Income Sales & Trading personnel

Roles and responsibilities

These personnel facilitate executions, respond to inquiries and diagnose issues involving Participants of the Liquidnet Fixed Income ATS.

Access to data

Fixed Income Sales & Trading personnel have access to LNIs CRM as further described in this section below.

20. NNL and NNUS Sales & Trading personnel

Roles and responsibilities

These personnel facilitate executions, respond to inquiries and diagnose issues involving Participants of the Neptune Networks platforms.

Access to data

NNL and NNUS personnel have access to LNIs CRM as further described in this section below.

21. Marketing personnel

Roles and responsibilities

These personnel provide marketing services to LNI.

Access to data

Marketing personnel have access to LNIs CRM as further described in this section below.

22. Aggregated data

In addition to the above, LNI can provide trading data to employees where the data is not symbol-specific and is broken out by category, including but not limited to: country; sector; index and market cap (e.g., large, mid, small and micro). This data is used for business planning, sales and marketing purposes.

23. Internal support tools

Through LNI internal support tools, LNI Sales (which includes Trade Coverage, Trading Desk and Liquidity Partnership personnel) have access to Member and Customer configuration settings in order to respond to Member and Customer requests. Examples of these types of settings include Member and Customer names, usernames (including trader names), Transparency Controls settings and whether a Member or Customer is enabled for specific LNI products such as trading analytics, targeted invitations, or LNI algos. Personnel can view Member and Customer settings for all regions and users. These internal tools do not contain trading data.

24. Internal dashboards

Through various internal dashboards, LNI personnel and their supervisors have access to the following:

A. Data that they are otherwise authorized to view based on their function, as expressly described in the specific section above relating to their specific function.

B. Data that is not symbol-specific relating to revenue, volume and product usage. This data can be broken out by Member or Customer and individual trader. This data can include data described below that is not symbol specific.

25. Client relationship management (CRM) system

LNI and LNI affiliate personnel in the following departments have access to the trading version of LNIs Salesforce CRM; Trade Coverage personnel, Trading Desk personnel, Fixed Income Sales & Trading personnel, Neptune Networks Sales personnel; Business Intelligence; Compliance; Risk; Management; Liquidity Partnerships personnel; Execution Consulting & Quant Strategies personnel; Finance; Product Support; Business Analytics; Marketing; and Trade Services. LNIs CRM system contains standard CRM information relating to participants, including, but not limited to, participant contact information, participant actual and target revenue information, participant trading volume information (not symbol-specific), the status of support incidents, and reports on participant meetings and calls. The CRM system does not contain symbol-specific information, but users can enter specific symbols into the CRM system in connection with the resolution of trade errors and other trading incidents.

26. Data that is not symbol-specific

LNI personnel in the following departments have access to data relating to Participant and trader activity through LNI that is not symbol specific (non-symbol data): Business Intelligence; Commission Management; Compliance; Senior Leadership; IT Infrastructure;

Liquidity Partnerships; Execution Consulting & Quant Strategies; Finance; Product; Product Support; Business Analytics; Technology; Trade Coverage; and Trade Services.

Part III

Item 2b

Yes

To access the H20 ATS, whether by way of a direct connection or otherwise, a Participant must be on-boarded to trade equities at LNI. In order to be on-boarded and active, any required on-boarding agreements applicable to the proposed trading relationship for that type of Participant must be signed or acknowledged by the Participant, LNI must have completed its know-your-customer requirements, Participant must submit appropriate financial information; specifically, total assets and assets under management for institutional clients and net capital for broker-dealers, and LNI must have given the Participant a limit required under the Securities Exchange Act Rule 15c3-5. LNIs clearing firm, Goldman Sachs, must consent to any entity becoming a Member or Customer of the ATS.

For the purposes of this Form ATS-N, all Participants of H20, i.e., direct and indirect Participant, LNI Business Units, and LNI Affiliates, are referred to collectively as "Participants." Differences between LNI Business Units and LNI Affiliates, on the one hand, and direct and indirect Participants, on the other, related to ATS eligibility are discussed in Part II, Items 1 and 2. Customers of LNI Affiliates do not have direct access to the H20 ATS.

Participant categories

The Participant categories for the H2O ATS are as follows:

1. Members
2. Customers
3. Liquidity Partners

There are two categories of Customers:

1. Trading desk and algo customers
2. Automated routing customers

Participation in the H2O ATS can be either direct or indirect. Direct participation means that a Participant transmits an order directly to the H2O ATS. Indirect participation means that a Participant transmits a parent order to LNI, and LNI transmits a child order to the H2O ATS; this child order is referred to as an LNI resting order. If an order from a Participant can access the H2O and Negotiation ATSs, the order is transmitted through LNI as a parent order, and LNI manages interaction with the two ATSs.

A Member can participate directly in the H2O ATS by transmitting a broker block accept. A Member also can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the Members parent order.

A Customer can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the Customers parent order

An LP can participate directly in the H2O ATS by transmitting an LP resting order or an LP IOC order (Standard or Enhanced as described in Item 11.c. of Part III).

Members

A Member is an entity that meets the Member admission and retention criteria, as applicable. A Member must be a buy-side institutional investor, a broker-dealer that is a transition manager, a sell-side firm that is an outsourced dealing services provider, an outsourced trading desk, or a broker-dealer acting on an agency basis for buy-side clients only.

Members transmit ~~indication~~IOIs from their OMS or EMS to LNI and manage those ~~indication~~IOIs through the Liquidnet ~~5~~Application, which is installed at one or more trader desktops at the Member firm. ~~Indication~~IOIs can be transmitted through a periodic sweep, FIX transmission or other method agreed among LNI, the Member and the OMS vendor, as applicable. OMS is defined to mean software that a Member uses to manage its orders.

Trading desk and algo customers

A trading desk customer or an algo customer interacts with LNI through a method other than through the Liquidnet Application~~5~~. A trading desk customer transmits high-touch orders to the LNI trading desk. An algo customer transmits low-touch orders to LNI, but not through the Liquidnet Application~~5~~. Algo customers typically transmit orders to LNI through their OMS. A trading desk or algo customer must be an institutional investor; a broker-dealer that is a transition manager; or an outsourced trading desk.

Automated routing customers

As an alternative means of accessing LNI and the H2O ATS, buy-side institutions that meet certain applicable Member admission criteria can transmit orders (including conditional orders) to LNI and the H2O ATS via their own automated order router. These buy-side institutions can participate directly, through a service provider, or through a routing securities dealer (referred to as an automated routing dealer) as long as the securities dealer identifies the buy-side institution to LNI on an order-by-order basis (through FIX or an equivalent mechanism). An automated routing customer must be an institutional investor that transmits orders through an internal order router, and an institutional investor that transmits orders through an order router operated by a third-party service provider and are referred to as buy-side automated routing customers. A broker-dealer that transmits orders through an order router on behalf of one or more institutional investors is referred to as automated routing brokers.

LNI may, in its sole discretion, permit a broker-dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as an automated routing dealer even if the dealer does not identify the buy-side institution to LNI on an order-by-order basis.

Liquidity Partners

LPs are registered broker-dealers that transmit IOC (Standard or Enhanced as described in Item 11.c. of Part III) or resting orders to the H2O ATS for execution. LPs include LNI Business units and LNI Affiliates, as described in Part II, Item 2 above. LPs do not have access to the Liquidnet 5Application or any other LNI desktop trading application. LPs do not interact with the Negotiation ATS. LPs cannot make elections pursuant to Liquidnet Transparency Controls.

LPs include firms that access the H2O ATS via their own or third-party routing infrastructure/algos (known as external LPs) and firms that rely on LNIs technology/algos to access the H2O ATS. As such, LPs also can create algo orders that interact with the H2O ATS as resting orders and also may interact with external venues in the same manner as Customer orders. These algo orders do not interact with the Negotiation ATS.

Participating in multiple participant categories

A buy-side firm can be both a Member and a Customer. When transmitting orders through the Liquidnet 5Application, a buy-side firm is acting as a Member; when transmitting orders through another method, a buy-side firm is acting as a Customer.

Item 3a

Yes

LNI can exclude a Participant from the ATS services as follows:

1. LNI can exclude a participant if the Participant ceases to meet any of the applicable admission criteria for the applicable Participant category.

2. LNI can exclude a Participant based on an inadequate level of System H2O ATS usage. Inadequate level of System H2O ATS usage means that the Participants trading activity does not generate sufficient revenue to cover the connectivity, market data and other costs

involved in supporting the participant.

3. LNI can suspend or terminate a Participants participation in the H2O ATS in accordance with LNIs risk management processes, based on credit concerns, material disciplinary history, regulatory compliance, ~~System~~ the H2O ATS and technical issues, non-compliance with the LNI Trading Rules, and other factors that LNI determines appropriate, subject to LNI acting in a non-discriminatory manner.

4. LNI determines that a Participant is no longer eligible to participate as a Member but is eligible to participate as a Customer based on the participant continuing to meet the Customer admission and retention criteria but not the Member admission and retention criteria (for example, if a Participants assets under management falls below any applicable minimum assets under management requirement for Members, as LNI may establish in any region from time to time).

5. LNI can suspend or terminate a Participants participation if it determines that the Participant is engaging in manipulative trading activities or disclosing broker block information to a third party.

6. LNI may disable a Participant from sending conditional orders if LNI determines that the participants firm-up rate is too low; in making this determination, LNI takes into account whether the participants failure to firm-up is having an adverse trading cost impact on other participants.

7. LNI can restrict an LP from displaying broker block opportunities in the H2O ATS if LNI determines that the LP is cancelling orders within a time period that does not provide a contra using LN5 a reasonable opportunity to execute against the LPs orders.

Item 5c

Yes

Members can create algo orders, Liquidnet-only orders, LN auto-ex orders, automated negotiation orders, manual targeted invitations and broker block accepts through the Liquidnet ~~5~~Application. Members enter these orders manually. Members transmit broker block accepts directly to the H2O ATS; the other order types are parent orders, and LNI can transmit an LNI resting order to the H2O ATS upon receipt of the parent order.

Customers can create algo, Liquidnet-only and LN auto-ex orders through a desktop application that provides a subset of the Liquidnet ~~5~~Application functionality. Customers enter these orders manually. These order types are parent orders, and LNI can transmit an LNI resting order to the H2O ATS upon receipt of the parent order.

Customers can transmit algo and Liquidnet-only orders to LNI. Customers can transmit algo orders from their OMS. They can transmit Liquidnet-only orders from their OMS or from a smart order router. These orders are all transmitted using FIX. Customers can transmit parent orders to the high-touch trading desk using FIX, by instant message (such as Bloomberg chat) or by telephone. These order types are parent orders, and LNI can transmit an LNI resting order to the H2O ATS upon receipt of the parent order.

Auto Order Creation

LNI can provide functionality for a Member where the Member can designate and configure criteria for LNI to automate the creation of a parent order from an ~~indication~~IOI received by LNI from the Member. The criteria designated by the Member are automatically applied to ~~indication~~IOIs subsequently received from the Member.

The functionality can be configured to apply to select ~~indication~~IOIs based on criteria mutually agreed upon by the Member and LNI. Likewise, attributes of the parent order created are mutually agreed upon by the Member and LNI.

Item 5d

No

Only Members and Customers that have access to the ~~LNI desktop trading application~~Liquidnet Application can enter orders manually through that application.

Item 7a

The H2O ATS has the following order types:

1. LNI resting orders.
2. IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) transmitted by LPs.
3. Resting orders transmitted by LPs.
4. Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

We describe each of these order types in response to this Item 7.a.

1. LNI resting orders

Description

LNI, acting as agent, can access the H2O ATS (i.e., route to the H2O ATS) on behalf of Participants that create the following types of parent orders: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The order transmitted by LNI is described in this document as an LNI resting order. An LNI resting order is a child order of the Participants parent order. The type of parent order does not impact the priority of the LNI resting order that is the child order of that parent order.

(i) Prioritization

Orders in the H2O ATS are prioritized for execution as follows:

*A. Priority for better execution price. Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price.

*B. Execution at an execution price. At a particular execution price, the following priority applies:

**i. Execution against Member and Customer orders. As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or Customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.

**ii. Execution against firm LP resting orders. As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

**iii. Execution against conditional LP resting orders. As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

*C. Transmitted resting orders not executed in full upon receipt. Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:

**i. LNI resting orders, firm or conditional.

**ii. Resting orders from LPs, firm or conditional.

**iii. IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) from LPs.

**iv. Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

*A. LNI resting orders (whether firm or conditional).

*B. Firm resting orders from LPs (assuming all LPs are assigned to the same tier).

*C. Conditional resting orders from LPs (assuming all LPs are assigned to the same tier).

As set forth below, two (or more) LP resting orders in the same prioritization category may be further prioritized for execution according to the LPs assigned tier.

Prioritization of LP resting orders based on tiers

As described in the response to Item 13.a. of Part III, LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS on a periodic basis.

LP tiers are used to determine execution priority among two (or more) same-side LP orders in the same prioritization category. For example, if the H2O ATS receives two (or more) same-side LP orders in the same security, and both (or all) are in the same prioritization category (e.g., both (or all) are conditional resting orders), and the H2O ATS then receives a contra order, the H2O ATS executes the LP orders according to each LPs assigned tier, as applicable. In such case, an order from an LP assigned to a lower tier, e.g., Tier 3, will not be executed until all orders from higher-tiered LPs have been executed. If all LPs are assigned to the same tier, the rules provided above under the heading Multiple contra-side orders within the same prioritization category will apply.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in the response to Item 11.c. of this Part III. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(ii) Conditions

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order is only executed if the execution price is within the price constraints of the LNI resting order and the contra order. A price constraint is the lower of any limit price and any mid-price or better order instruction in the case of a buy order and the higher of any limit price and any mid-price or better order instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

LNI resting orders are not displayed.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

In transmitting an LNI resting order to the H2O ATS, LNI represents any mid-price or better order instruction provided by the Member or Customer for the parent order. A mid-peg instruction means any mid-price or better order instruction.

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price.

(v) Routing

While the H2O ATS does not route orders, LNI, which routes LNI resting orders to the H2O ATS and Liquidnet Pool Contra (LPC) orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

LP orders and broker block accepts only interact with the H2O ATS and do not interact with the Negotiation ATS.

(vi) Time-in-force

For algo and Liquidnet-only orders, whether created through the ~~LNI desktop trading application~~ Liquidnet Application or sent from the Customers OMS, the default time-in-force instruction is day. Most of LNIs algos also permit a Participant to designate a specific expiration time. The LNI trading desk can send a day or GTC instruction or send a specific expiration time. Since the H2O ATS does not execute orders after the close of trading, the H2O ATS handles day and GTC orders in the same manner.

(vii) Modifications

LNI modifies an LNI resting order in response to a modification of the parent order by the Participant.

(viii) Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a Participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

2. IOC transmitted by LPs

Description

LPs can transmit IOC (Standard or Enhanced as described in Item 11.c. of Part III) to the H2O ATS.

(i) Prioritization

See the description above on prioritization of orders in the H2O ATS.

(ii) Conditions

An IOC order in the H2O ATS can execute against any resting order but cannot execute against another IOC order. An IOC or resting order from an LP is only executed if the execution price is within the price constraints of the LP order and the contra order. A price constraint is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

The H2O ATS only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

(v) Routing

The H2O ATS does not route LP IOC orders to other venues. These orders cannot interact with the Negotiation ATS.

(vi) Time-in-force

The only permitted time-in-force instruction for LP resting orders is day. The permitted time-in-force for an Enhanced IOC is determined by the LP and is further detailed in Item 11.c. of Part III.

(vii) Modifications

LPs can modify order instructions based on standard FIX instructions.

(viii) Availability of order types across all forms of connectivity

LPs transmit orders through FIX, as described in the response to Item 6 of this Part III.

3. Resting orders transmitted by LPs.

Description

LPs can transmit resting orders to the H2O ATS.

(i) Prioritization

See the description above on prioritization of orders in the H2O ATS.

(ii) Conditions

Any resting order in the H2O ATS can execute against any IOC or other resting order in the H2O ATS. A resting order from an LP is only executed if the execution price is within the price constraints of the LP order and the contra order. A price constraint is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

IOC orders from LPs are not displayed.

A Member with an opposite-side ~~indication~~IOI to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

For a resting order, if an LP provides a mid-peg instruction in the FIX order message, LNI will only execute the LP order at or below the mid-price in the case of a sell order and at or above the mid-price in the case of a buy order.

(v) Routing

The H2O ATS does not route resting orders to other venues. These orders cannot interact with the Negotiation ATS.

(vi) Time-in-force

The only permitted time-in-force instruction for LP resting orders is day.

(vii) Modifications

LPs can modify order instructions based on standard FIX instructions.

(viii) Availability of order types across all forms of connectivity

LPs transmit orders through FIX, as described in the response to Item 6 of this Part III.

3. Broker block accepts

Description

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to Participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period. A broker block opportunity is an LP resting order that is notified to a Member with a contra-side ~~indication~~IOI in the applicable symbol; a broker block opportunity displays the symbol and the side of the LP to the Member.

(i) Prioritization

Orders in the H2O ATS are prioritized for execution as set forth above.

(ii) Conditions

A broker block accept can execute against any other order in the H2O ATS. A broker block accept is only executed if the execution price is within the price constraints of the broker block accept and the contra order. The price constraint for a broker block order is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

A Member does not receive notification of a broker block opportunity if the Member has a match with another Member or Customer. If there are multiple LP contras, the Member only receives one broker block notification.

Members only receive notification of a broker block opportunity if the broker block opportunity meets at least one of the following minimum size requirements: 5,000 shares; 5% of ADV for the stock; or $200,000 principal value. For this purpose, ADV means the average daily trading volume in the stock for the 30 prior trading days.

Notwithstanding, the notification of a broker block opportunity as defined above, the H2O ATS enforces a minimum match and execution size floor to ensure that broker block executions meet or exceed the lesser of 2,500 shares or 25% of ADV for the stock. For example, a potential match with 5% of ADV of the stock (and less than 25% of the ADV) will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares is below 2,500 shares, then the execution will not occur. In another example, a potential match with $200,000 principal value will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares were below 2,500 and the match did not meet or exceed 25% ADV, then the execution will not occur.

By default, a Member receives notification of a broker block opportunity that is below the tolerance of the Members ~~indication~~IOI if the broker block opportunity meets the minimum size set forth in the preceding paragraph. The notification indicates whether the quantity of the broker block opportunity is below the Members tolerance. A Member can elect only to receive notification of broker block opportunities that are at or above the Members tolerance.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets the applicable minimum notification quantity.

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs, the Member is enabled to receive notice of broker block opportunities, but LNI can disable this configuration upon request by the Member.

Upon request LNI can set a configuration where the ~~System~~H2O ATS will display to a trader at the Member, upon receipt of a broker block, an option to dismiss the broker block for the remainder of the trading day. If the trader elects this dismissal option, the ~~System~~H2O ATS will block the trader from receiving any broker blocks for the specific symbol and side for the rest of the trading day.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

A Member can create a broker block accept in response to a broker block notification. A broker block accepts only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using the Liquidnet ~~version~~Application version 5.13 (~~a version of Liquidnet 5)~~ or any subsequent version of the Liquidnet ~~5~~Application can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of the Liquidnet ~~5~~Application, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

(v) Routing

The H2O ATS does not route broker block accepts to other venues. Broker block accepts do not interact with the Negotiation ATS.

(vi) Time-in-force

A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to Participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

(vii) Modifications

A Member cannot modify a broker block accept.

(viii) Availability of order types across all forms of connectivity

The ability to create broker block accepts is only available through the Liquidnet ~~5~~Application.

Item 7b

No

The following are differences in order types and attributes for different categories of Participants and within each category:

1. Only Members can create orders through the Liquidnet Application~~5~~.

2. The following order types can only be created through the Liquidnet ~~5~~Application: automated negotiation orders; manual targeted invitation orders; and broker block accepts. As a result, only Members can create these types of orders.

3. ~~Only Customers have access to the version of the LNI desktop trading application that contains a subset of Liquidnet 5 functionality. LN auto-ex orders can only be created through Liquidnet 5 or this version of the LNI desktop trading application that contains a subset of Liquidnet 5 functionality. As a result,~~ ~~Oo~~nly Members and Customers can create LN auto-ex orders.

4. Only Members can view broker block opportunities.

5. Only LPs can create LP Day and IOC orders (Standard or Enhanced as described in Item 11.c. of Part III).

6. LNI, from time-to-time, may roll-out new functionality to Participants in phases or make certain functionality available on a pilot basis.

LNI may offer different non-ATS broker services to different Participants. For example, LNI may provide customization of algo orders for certain Participants upon request.

See the responses to Item 11.c. of this Part III for additional detail.

Item 8a

Yes

Minimum size

The minimum order size for LNI resting orders and IOC and resting orders from LPs is a securitys round lot size.

Members only receive notification of a broker block opportunity if the broker block opportunity meets at least one of the following minimum size requirements: 5,000 shares; 5% of ADV; or $200,000 principal value.

Notwithstanding, the notification of a broker block opportunity as defined above, the H2O ATS enforces a minimum match and execution size floor to ensure that broker block executions meet or exceed the lesser of 2,500 shares or 25% of ADV for the stock. For example, a potential match with 5% of ADV of the stock (and less than 25% of the ADV) will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares is below 2,500 shares, then the execution will not occur. In another example, a potential match with $200,000 principal value will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares were below 2,500 and the match did not meet or exceed 25% ADV, then the execution will not occur.

By default, a Member receives notification of a broker block opportunity that is below the tolerance of the Members ~~indication~~IOI if the broker block opportunity meets the minimum size set forth in the preceding paragraph. The notification indicates whether the quantity of the broker block opportunity is below the Members tolerance. A Member can elect only to receive notification of broker block opportunities that are at or above the Members tolerance.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets this minimum notification quantity.

Maximum order size

LNI applies certain maximum order size controls for risk control purposes. The H2O ATS limits the principal value of any execution to $300 million.

Members can set hard and soft per order quantity limits through the ~~LNI desktop trading application~~Liquidnet Application to protect against order entry error. The following options are available:

~~*~~1. By trader. Each trader can set his or her quantity limits.

~~*~~2. Hard or soft limit. A trader can set a hard limit or a soft limit. With a hard limit, a trader cannot create an order that exceeds the traders designated limit. With a soft limit, the ~~System~~H2O ATS notifies the trader when he or she enters a price and quantity for a Member order that exceeds his or her designated limit, but the trader can proceed to create the Member order.

~~*~~3. Shares or principal value. A trader can designate a maximum share limit or a maximum principal value limit.

The LNI EMS provides for maximum size controls relating to principal value, share limit and order size as a percentage of ADV (in shares).

Participants can request modifications to the maximum size controls that apply to their orders. Notwithstanding any maximum size control set through the ~~LNI desktop trading application~~Liquidnet Application or the LNI EMS, the principal value of an execution in the H2O ATS can never exceed $300 million.

Aggregating opposite-side orders to meet an orders minimum size

For purposes of this paragraph, aggregation means executing an order (the first order) against multiple opposite-side orders where the multiple opposite-side orders do not satisfy the first orders minimum size individually but do satisfy the first orders minimum size when aggregated. The H2O ATS does not aggregate to execute against an order from an LP or an automated routing customer, unless the LP or automated routing customer specifically requests that it be configured to allow for aggregation. The H2O ATS aggregates to execute against other types of Participant orders.

Item 8b

No

The minimum size for receipt of notification of broker block opportunities only applies to Members. The same maximum execution size limit applies for all orders in ~~Liquidnet~~ the H2O ATS.

Item 9a

Yes

Types of conditional orders The H2O ATS receives various types of conditional orders, as described in this section. LPs can transmit resting orders on a conditional basis. An LNI resting order can be a conditional order.

There are two ways in which this can occur:

*1. The parent order from the Participant is a conditional order, and LNI, in turn, sends a conditional order to the H2O ATS.

*2. The parent order from the Participant is a firm order, but LNI sends a conditional order to the H2O ATS.

LNI may send a conditional order to the H2O ATS in this scenario to facilitate interaction with the H2O ATS in conjunction with interacting with external execution venues Firm-up and execution of conditional orders When one or more conditional orders match against one or more firm orders or against one or more other conditional orders, this triggers a firm-up request state. For this purpose, a match means that the contra-side orders are executable against each other subject to firm-up of any conditional orders. During the period of the firm-up request state (the firm-up period), the orders that triggered the firm-up request state can only execute against each other (i.e., no other orders can execute against the orders that triggered the firm-up request state). All firm-up requests and responses are transmitted automatically using either the FIX protocol or a proprietary communication protocol agreed between LNI and the applicable OMS vendor. The H2O ATS will not execute a conditional order until a firm-up is received from the Participant.

The firm-up request process works as follows:

*1. Category 1. If a conditional LP order (Category 1 conditional order) matches against a firm contra-side order, the H2O ATS sends a firm-up request to the LP. The H2O ATS cancels the LPs conditional order upon sending the firm-up request to the LP. The matching orders are in a firm-up request state for up to one second, which means that the LP order will execute against the firm contra-side resting order if the LP firms up within one second. When the H2O ATS receives a firm-up from the LP, the H2O ATS treats this as a new firm order. The LPs firm order is cancelled after receipt of the firm-up and any associated execution.

*2. Category 2. If a conditional LNI resting order matches against a firm contra-side order, and the LNI resting order is a child order of a parent order that is an algo order (Category 2 conditional order), LNI sends a firm-up request to the Member or Customer. LNI cancels the conditional order upon sending the firm-up request to the Customer. The matching orders are in a firm-up request state for up to one second, which means that the LNI resting order will execute against the firm contra-side resting order if the Member or Customer firms up within one second. When LNI receives a firm-up from the Member or Customer, LNI treats this as a new firm order and transmits a new firm order to the H2O ATS. The Members or Customers firm order is cancelled after receipt of the firm-up and any associated execution. If the parent order is firm and the LNI resting order is conditional, the same process applies except that the firm-up is by LNI instead of the Member or Customer.

*3. Category 3. If a conditional LNI resting order matches against a firm contra-side order, and the LNI resting order is a child order of a parent order that is an LN auto-ex order (Category 3 conditional order), LNI sends a firm-up request to the Member that created the parent order. The matching orders are in a firm-up state for up to five seconds, which means that the LNI resting order will execute against the firm contra-side order if the Member firms-up within five seconds. When LNI receives a firm-up from the Member, LNI treats this as a new firm order and transmits a new firm order to the H2O ATS. If the Member firms up within the firm-up period, the Members firm order is cancelled after receipt of the firm-up and any associated execution. If the Member sends a firm-up after the five-second period but within ten seconds after the firm-up request, LNI treats the order as a firm order for an additional five seconds, but the original firm-up period is not extended. LNI cancels the conditional order if LNI does not receive a firm-up within the firm-up period, the firm-up is for less than the full quantity of the conditional order, or LNI executes the full quantity of the conditional order. If LNI does not cancel the conditional order at that time, the conditional order is cancelled after a pre- determined time period that depends on the OMS and typically ranges between 10 and 60 seconds.

*4. If there are conditional orders on both sides of a match, the firm-up process follows the description above, subject to the following:

oA. If both sides are Category 1 or 2 conditional orders, the one-second firm-up period runs concurrently for both sides.

oB. If both sides are Category 3 conditional orders, the five-second firm-up period runs concurrently for both sides.

oC. If one side is a Category 1 or 2 conditional order, and the other side is a Category 3 conditional order, a firm-up request is first sent to the Category 3 side. A firm-up request is only sent to the Category 1 or 2 side if a firm-up has first been received from the Category 3 side within the five-second time period that applies for Category 3 orders.

D.o Execution priority where there are multiple contras on either or both sides is determined as described in the response to Item 11.c. of this Part III.

The information in a firm-up request message includes an order identifier for the conditional order and confirmation of the order instructions from the conditional order, including symbol, side, limit price, quantity and other order instructions, such as minimum quantity, time-in-force and mid-peg or better. Sending a firm-up request message communicates to a Participant that there is at least one contra-side firm or conditional order. Automated market surveillance for conditional orders by automated routing customers If an automated routing customer that transmits conditional orders fails to firm-up for a configured number of times within a configured time period in a particular symbol, the automated routing customer is automatically blocked from matching in that symbol with any contra-indicationIOIs in the Negotiation ATS and/or from matching in that symbol with any contra-side conditional orders in the H2O ATS for a configured time period. In addition, where LNI has blocked an automated routing customer from matching in a configurable number of symbols within a trading day pursuant to the preceding paragraph, LNI will block all orders from that automated routing customer for the remainder of the trading day and cancel all orders received by LNI from that Customer that are then outstanding. LNI can set and modify the configurations from time to time, but at any particular time the same configurations apply to all automated routing customers transmitting conditional orders. Upon request, LNI will notify any Member or Customer regarding the applicable configurations at that time. Blocks based on firm-up rate LNI can block an automated routing customer that uses conditional orders from interacting with another automated routing customer that uses conditional orders where the firm-up rate of one party is substantially below the firm-up rate of the other party when the two parties match. This is for the protection of the party with the higher firm-up rate. LNI can remove the block if LNI determines that the party with the lower firm-up rate has addressed the issues that gave rise to its low firm-up rate.

Item 10a

The H2O ATS executes trades during regular trading hours of the primary market and, for orders enabled to trade at the official closing price, for fifteen minutes after the close of the primary market. The H2O ATS does not execute an order in a stock until the primary market for the stock has opened. The H2O ATS does not conduct any specific opening process that is different from its standard trading process.

LNI pauses all orders during a trading halt, whether or not the orders were created through the ~~LNI desktop application~~Liquidnet Application. By default, the ~~System~~ H2O ATS will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the ~~LNI desktop application~~ Liquidnet Application or otherwise upon occurrence of the trading halt.

After a trading halt, the H2O ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The H2O ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Item 10c

The H2O ATS executes trades during regular trading hours of the primary market and, for orders enabled to trade at the official closing price, for fifteen minutes after the close of the primary market. The H2O ATS does not execute an order in a stock until the primary market for the stock has opened. The H2O ATS does not conduct any specific opening process that is different from its standard trading process.

LNI pauses all orders during a trading halt, whether or not the orders were created through the ~~LNI desktop application~~Liquidnet Application. By default, the ~~System~~ H2O ATS will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the ~~LNI desktop application~~Liquidnet Application or otherwise upon occurrence of the trading halt.

After a trading halt, the H2O ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The H2O ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Item 11a

The H2O ATS operates an order book and provides for automated execution of contra-side orders in the order book. Orders in the H2O ATS are not displayed, with the exception that resting orders from LPs are displayed to Members with matching contra-~~indication~~IOIs, unless the LP elects not to display its orders. The H2O ATS allows for the trading of all NMS stocks that are listed on a US exchange. The H2O ATS only allows for the trading of NMS stocks and does not allow for the trading of unlisted stocks.

The H2O ATS provides for the following order types:

~~*~~1. LNI resting order~~ss~~s.

~~*~~2. IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) transmitted by LPs~~-~~.

~~*~~3. Resting orders transmitted by LPs.

~~*~~4. Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

The H2O ATS permits conditional orders, as described in the response to Item 9 of this Part III.

All orders in the H2O ATS can execute all other orders, with the following exceptions:

~~*~~1. IOC orders cannot execute against IOC orders.

~~*~~2. Members and Customers (but not LPs) can elect whether or not to interact with certain sources of contra-side liquidity. For any order, a Participant can provide a limit price and a mid-peg instruction.

During regular trading hours, the execution price for trades in the H2O ATS is determined as follows:

~~*~~1. If both sides are able to trade at the mid-price, the trade is executed at the mid-price.

*-2. If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Notwithstanding the above:

*-1. LP IOC orders can only execute at the mid-price.

*-2. For Members that have not upgraded to the Liquidnet Application version 5.13 or higher, the execution price of a broker block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order).

The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within the best bid and offer. A trade can only be executed in the H2O ATS if the buyers price constraint is greater than or equal to the sellers price constraint. Orders may also be enabled to trade at the official closing price after the close of trading in the primary market. An order will only execute after the close if the official closing price is within any specified price constraint. See the response to Item 11.c. of this Part III for additional detail.

Item 11c

1. List of order types

The H2O ATS has the following order types:

A. LNI resting orders.

B. IOC orders (Standard or Enhanced as described below) transmitted by LPs.

C. Resting orders transmitted by LPs.

D. Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

Participants of LNI consist of Members, Customers and LPs. Participants can transmit various types of parent orders to LNI. Based on these parent orders, LNI can transmit LNI resting orders to the H2O ATS. LNI resting orders are child orders of the Participants parent order.

The following are the types of parent orders:

*A. Algo orders.

*B. Liquidnet-only orders.

*C. LN auto-ex orders.

*D. Automated negotiation orders.

*E. Manual targeted invitations.

2. Background information and definitions

This section provides background information and definitions that apply to one or more of the order types listed above and described below.

(i) Positive action rate

Positive action means sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action. For information regarding matches and invites, please refer to the Form ATS-N for the Negotiation ATS.

(ii) Mid-peg instructions; price constraints

General

The H2O ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask) or zero (i.e., the best bid equals the best offer), the H2O ATS will not execute the order.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price. When transmitting an LNI resting order to the H2O ATS, LNI complies with any price constraints of the parent order.

3. Interaction of H2O order types

(i) LNI resting orders

LNI can transmit all or a portion of any LNI algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation to the H2O ATS. LNI handles these child orders as LNI resting orders, as described in this Form ATS-N filing.

(ii) Execution, cancellation and editing of LNI resting orders

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order only executes in the H2O ATS if the execution price is within the price constraints of the LNI resting order and the contra order.

The H2O ATS only executes orders in round lots.

The quantity of any execution is the lesser of the quantity of the two contra orders (but rounded down to the highest round lot).

All LNI resting orders in the H2O ATS are resting orders and, unless enabled to trade at the official closing price, are automatically cancelled at the close of trading of the regular session of the applicable exchange (on or shortly after 4 pm). Traders should monitor open orders during the trading day and request cancellations (or edits) as appropriate.

The H2O ATS can execute an order in a stock when the primary market has opened.

(iii) LP IOC orders

General

LPs do not have access to the ~~LNI desktop a~~Liquidnet Application.

LPs have the ability to transmit IOC or resting orders to the H2O ATS.

For each LP IOC order, the LP must specify the security, side (buy or sell) and quantity.

An LP also can specify the limit price of an LP IOC order. If no limit price is specified for an LP IOC order, the H2O ATS imputes the following limit price:

*A. Current best bid (in the case of an LP IOC sell order).

*B. Current best ask (in the case of an LP IOC buy order).

The System only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

LP IOC orders are not displayed.

Standard and Enhanced IOC order types

LNI offers only to LPs Standard or Enhanced IOCs. The Standard immediate-or cancel time in force applied to an order dictates that any portion of the order that does not fill immediately will be canceled. Standard IOCs are ineligible to interact with a contra side Conditional order due to a necessary resting period (minimum of 1 millisecond) which permits a firm up on the Conditional order.

Enhanced IOC orders operate in similar fashion as automated Firm orders designated as IOC (Standard IOC orders) and can either execute immediately within the H2O ATS against resting non-conditional orders (in whole or in part) or is cancelled back by LNI. The Enhanced function allows for the IOC to interact with Conditional orders. The Enhanced IOC allows LPs the opportunity to have a specified holding period of ten milliseconds to one second. The holding period is set for each opted-in LP before they go live on this feature. The designated holding period is based on an internal analysis by LNI to minimize client & contra frustration, which is conveyed to the LP. The LP ultimately has final determination of its holding period on all Enhance IOC orders.

When an LP has opted into an Enhanced IOC, the holding period is only applied by the SystemH2O ATS when there is a crossable Conditional order. While the holding period is in effect, the Enhanced IOC cannot be canceled prior to the conclusion of this time period. If both a Conditional and non-conditional order exist, the holding period will go into effect and the Enhanced IOC will attempt to cross against each order at the conclusion of the holding period. When a crossable contra side order is not available (either Conditional or non-conditional), the Enhanced IOC is cancelled back in the same manner as a Standard IOC. Priority of orders is described in Item 7 of this Part III.

LPs may opt in by providing verbal permission to LNI to configure the LPs IOCs to be Enhanced IOCs. Once the LP has opted into Enhanced IOC, the LP may opt out on order on an order-by-order basis. However, the LP cannot opt in to have IOC orders to be Enhanced on an-order-by-order basis. LPs retain the ability to send in Standard IOC orders while opted in for Enhanced IOC orders.

(iv) LP resting orders

General

LPs also can transmit resting orders to the H2O ATS.

For each resting order, the LP must specify the security, side (buy or sell) and quantity. An LP also can specify the limit price of an LP resting order. If no limit price is specified for an LP resting order, the H2O ATS imputes the following limit price:

*A. Current best bid (in the case of an LP resting sell order).

*B. Current best ask (in the case of an LP resting buy order).

LP may request LNI to haveBy default, the SystemH2O ATS only executes LP resting orders at or below the mid-price in the case of an LP resting sell order and at or above the mid-price in the case of an LP resting buy order, except that an LP can override this default upon request to LNI.

Unless enabled to trade at the official closing price, all LP resting orders are automatically canceled at the close of trading. An LP can cancel a resting order at any time.

Minimum order size

The minimum order size for LP resting orders is a securitys round lot size.

Conditional orders from LPs

LPs can transmit resting orders on a conditional basis. This functionality, which is fully automated from the point at which the LP transmits the conditional order to LNI, allows the LP to rest actionable order flow in the H2O ATS that may include shares already placed at other trading venues. These orders are considered conditional since the LP will commit the order only prior to execution with a matched contra order. Prior to executing a conditional order, LNI sends a request to the LPs system to commit the shares on the order, and the LPs system responds by sending remaining unexecuted shares to LNI (known as a firm-up). This firm-up request is used to protect the LP against over-execution. LP firm-up rates are periodically reviewed by LNI Sales, with appropriate follow-up to the LP to address any issues.

(v) Execution of LP orders

Contras to an LP order

An LP IOC order can execute against an LNI resting order or an LP resting order.

An LP resting order can execute against any other order in the H2O ATS, except that under certain circumstances as described in this Form ATS-N filing, LP orders only interact with LNI resting orders and broker block accepts to the extent that the Member or Customer has elected to interact with LP orders.

Execution quantity

The H2O ATS only executes LP orders in round lots.

The quantity of any execution is the lesser of the quantity of the matching buy and sell orders, subject to any applicable minimum quantity (and rounded down to the highest round lot).

(vi) Execution price

During regular trading hours, the execution price for trades in the H2O ATS is determined as follows:

*A. If both sides are able to trade at the mid-price, the trade is executed at the mid-price.

*B. If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Notwithstanding the above:

*A LP IOC orders can only execute at the mid-price; and

*B. For Members that have not upgraded to the Liquidnet Application version 5.13 or higher, the execution price of a broker block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order).

The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within (including at) the best bid and offer. A trade can only be executed in the H2O ATS if the buyers price constraint is greater than or equal to the sellers price constraint.

(vii) Trading at official closing price

Members and Customers can enable parent orders, and LPs can enable resting orders, to cross with other similarly enabled orders in the H2O ATS after the close of the regular trading session of the primary market at the official closing price. This functionality is available for both firm and conditional orders. LNI refers to this functionality as trading at last. Participants may submit orders to trade at last during regular market hours or after the close. An order will only execute after the close if the official closing price is within any specified price constraint.

Trading at the official closing price begins once the closing price has been determined and ends fifteen minutes after the close of the regular trading session of the primary market.

(viii) LNI back-end software for H2O execution functionality

An execution or cancellation of an order in the H2O ATS is deemed effective when it is received, processed and recorded by the LNI back-end software, and is not effective until such time. The effectiveness of an execution or cancellation depends upon which event is first received, processed and recorded by the LNI back-end software.

(ix) Interaction of negotiation and H2O execution functionality

A trader cannot have a firm order for the same shares in the H2O ATS and the Negotiation ATS at the same time. If a trader commences a negotiation in the Negotiation ATS of shares that are included in a firm order in the H2O ATS, the shares in the H2O ATS are paused prior to the traders commencement of the negotiation.

(x) Broker block opportunities

Notification of broker block opportunities

As described above, LPs can transmit resting orders to the H2O ATS. A Member with an opposite-side ~~indication~~IOI to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using the Liquidnet Application version 5.13 (~~a version of Liquidnet 5)~~ or any subsequent version of the Liquidnet ~~5~~Application can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of the Liquidnet ~~5~~Application, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

A Member does not receive notification of a broker block opportunity if the Member has a match in the Negotiation ATS with another Member or Customer. If there are multiple LP contras, the Member only receives one broker block notification.

Creation and execution of broker block accepts

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to Participants in advance (currently, two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

During the time-in-force period, the broker block accept can execute against any contra-side orders in the H2O ATS, subject to meeting the tolerance of the Members ~~indication~~IOI and the minimum execution quantity, as set forth above, and subject to the rules of execution priority as set forth below.

In response to an LP resting order, a Member is not able to reduce its quantity below the minimum size for execution of the LP resting order; this can reveal to the Member information regarding the minimum size for execution of the LP resting order.

Configuration to participate in broker block functionality

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted out from interacting with orders from LPs, LNI can configure the Member to include or exclude receipt of notice of broker block opportunities. Members should contact their LNI Sales coverage if they wish to change their configuration.

Configuration to dismiss same symbol and side broker blocks for the rest of the trading day

Upon request LNI can set a configuration where the ~~System~~H2O ATS will display to a trader, upon receipt of a broker block notification, an option to dismiss the broker block notification for the remainder of the trading day. If the trader elects this dismissal option, the ~~System~~H2O ATS will block the trader from receiving any broker block notifications for the specific symbol and side for the rest of the trading day.

(xi) Execution priority for H2O ATS orders

Execution priority

Orders in the H2O ATS are prioritized for execution as follows:

*A. Priority for better execution price. Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price.

*B. Execution at an execution price. At a particular execution price, the following priority applies:

**i. Execution against Member and Customer orders. As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or Customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.

**ii. Execution against firm LP resting orders. As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

**iii. Execution against conditional LP resting orders. As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

*C. Transmitted resting orders not executed in full upon receipt. Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS.

As noted above, the possible types of contra-orders in the H2O ATS consist of:

**A. LNI resting orders.

**B. Resting orders from LPs, firm or conditional.

**C. IOC orders from LPs.

**D. Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

*A. LNI resting orders (whether firm or conditional).

*B. Firm resting orders from LPs (assuming all LPs are assigned to the same tier).

*C. Conditional resting orders from LPs (assuming all LPs are assigned to the same tier).

As set forth below, two (or more) LP resting orders in the same prioritization category may be further prioritized for execution according to the LPs assigned tier.

Prioritization of LP resting orders based on tiers

As described in the response to Item 13.a. of Part III, LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS on a periodic basis.

LP tiers are used to determine execution priority among two (or more) same-side LP orders in the same prioritization category. For example, if the H2O ATS receives two (or more) same-side LP orders in the same security, and both (or all) are in the same prioritization category (e.g., both (or all) are conditional resting orders), and the H2O ATS then receives a contra order, the H2O ATS executes the LP orders according to each LPs assigned tier, as applicable. In such case, an order from an LP assigned to a lower tier, e.g., Tier 3, will not be executed until all orders from higher-tiered LPs have been executed. If all LPs are assigned to the same tier, the rules provided above under the heading Multiple contra-side orders within the same prioritization category will apply.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in this Form ATS-N. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(xii) Principal and agency orders by LPs

LPs can send principal and agency orders to the H2O ATS. LPs can send customer orders to the H2O ATS, including orders of customers of their affiliates.

LNI provides to Participants upon request a list of external LPs (as defined in Part III, Item 2.b) that are enabled to trade US equities. This list identifies which external LPs are enabled to send principal orders to the H2O ATS.

(xiii) Blocking interaction with LPs

General

Broker block accepts do not interact with IOC orders from LPs. If the parent order from a Member or Customer can route to external venues, the associated LNI resting order interacts with orders from LPs. If the parent order from the Member or Customer cannot route to external venues, the associated LNI resting order only interacts with orders from LPs if the Member or Customer has elected to interact with resting or IOC orders from LPs, as applicable. A Member or Customer makes these elections through Liquidnet Transparency Controls. A Member or Customer that elects to interact with resting and IOC orders from LPs for orders of the Member or Customer that do not route to external venues can elect to block interaction with certain LPs, as described in the response to Item 13 of this Part III.

Notification of new LPs

If a Member or Customer has elected to block interaction with at least one external LP (as defined in Part III, Item 2.b), LNI will notify the Member or Customer at least one week prior to bringing live a new external LP (and one week prior to enabling an external LP to send principal orders where the LP had previously been enabled only to send agency orders), unless the Member or Customer requests that LNI not provide this notice. LNI also will send this notice to other Members and Customers if they request. LNI maintains an updated list of external LPs for US equities on a password-protected site that LNI makes available to all Members and Customers.

(xiv) LNI as the sole execution venue for an LP order

An LP is not permitted to recommend or propose to a ~~customer~~ client that the ~~customer~~ client designate LNI, or implement or provide any technology that designates LNI, as the sole execution venue for an order or facilitate a ~~customer~~ client setting up this type of order. Any order transmitted to LNI should also be sent on similar terms to one or more other execution venues capable of executing the order. An LP is not permitted to recommend or propose any action or implement or provide any technology that seeks to evade this restriction - for example, selecting a second venue that the LP knows will be unable to execute the order. Liquidnet may waive this requirement if there is no understood conflict of interest or if the LPs client base does not overlap with Liquidnets, and Liquidnets services may not be circumvented by the LP.

4. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the H2O ATS will only execute short-sale orders with a mid-peg instruction.

5. Locked and crossed markets

LNI will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). If the market in an equity is locked (i.e., the best posted bid is equal to the best posted offer), LNI can execute the order if at least one side of the trade has created an automated negotiation order or is responding to an H2O block notification.

6. Trade errors

If, as a result of an error, both sides to a trade in the H2O ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the H2O ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the H2O ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the H2O ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the H2O ATS.

Item 12

Yes

Participants (including LPs) are not obligated by agreement or otherwise to transmit orders to the H2O ATS. However, LNI may terminate a Participants participation in the H2O ATS based on an inadequate level of ~~System~~ H2O ATS usage, as described in the response to Item 3 of this Part III.

Item 13b

No

The following are differences in treatment for different categories of Participants and within each category:

1. Only Members can create orders through the Liquidnet Application~~5~~.

2. The following order types can only be created through the Liquidnet ~~5~~Application: automated negotiation orders; manual targeted invitation orders; and broker block accepts. As a result, only Members can create these types of orders.

3. ~~Only Customers have access to the version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. LN auto-ex orders can only be created~~

~~through Liquidnet 5 or this version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. As a result, o~~Only Members and Customers can create LN auto-ex orders.

4. Only LPs are assigned to tiers on a periodic basis for purposes of determining execution priority in certain situations, as described in the response to Item 13.a. of this Part III.

5. Only Members can view broker block opportunities.

6. Only LPs can transmit LP day and IOC orders (Standard or Enhanced as described in Item 11.c. of Part III) .

7. LNI, from time-to-time, may roll-out new functionality to Participants in phases or make certain functionality available on a pilot basis.

8. Members can elect whether or not to interact with orders from LPs.

LNI may offer different non-ATS broker services to different Participants. For example, LNI may provide customization of algo orders for certain Customers upon request.

Item 13d

Yes

LNI notifies a Participant of its categorization at the time of on-boarding. LNI also provides advance notice to a Participant of any change in category. For example, if a Participant no longer meets the minimum assets criteria to be a Member, LNI would communicate this to the Member and inform the Member that the Member could participate as a Customer.

If a Participant questions its initial categorization or subsequently requests a change in categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.

In determining how to classify a Member or Customer that engages in more than one type of business activity, LNI seeks to ascertain the primary business activity of the Member or Customer firms business unit that interacts with LNI.

LNI, in its sole discretion, may notify an LP of its assigned tier on a periodic basis. In such case, if an LP questions its assigned tier, a review will be conducted by LNI. New LPs are assigned to Tier 1 for their initial period.

LNI maintains the anonymity of all Members and Customers. LNI makes available to all Participants a list of all external LPs (as defined in Part III, Item 2.b) that participate on the

~~System.~~H2O ATS. Participants can access this list through a password-protected website for Participants that LNI maintains. LNI also provides this list to Participants upon request.

Item 14a

Yes

Liquidnet Transparency Controls

Members and Customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. LPs and broker customers (other than transition managers) cannot make elections through Liquidnet Transparency Controls.

Specifically, Members and Customers can choose whether or not to interact with any or all of the following:

~~*~~1. Orders from LPs (IOC or resting)

By default, Members interact with liquidity from LPs.

2. Receiving targeted invitations from LP resting orders and broker algo orders

A Member only receives notification of targeted invitations from LP resting orders and broker algo orders if the Member is opted-in to interacting with LP resting orders and also opted-in to receiving targeted invitations.

Sources of liquidity for which an election is not available

All Members and Customers interact with the following sources of liquidity and cannot choose whether or not to interact with these sources of liquidity:

~~*~~1. ~~Indications~~ IOIs and orders from other Members.

~~*~~2. Orders from buy-side trading desk customers.

~~*~~3. Orders from trading desk customers that are transition managers.

~~*~~4. Orders from automated routing customers.

Interaction with LP liquidity for algo orders that can route externally

If a Member or Customer creates an algo order that can route to external venues, the algo order will interact with LP liquidity regardless of whether the Participant has opted-in to interacting with LP liquidity.

Process for Members and Customers to confirm and update their elections

LNI maintains for each Member and Customer a record of each source of liquidity with which the Member or Customer interacts. Through the Liquidnet Transparency Controls web-based system, Members and Customers can view and update the sources of liquidity with which they interact. Any changes input through Liquidnet Transparency Controls are implemented within twenty-four hours. A Member or Customer also can update its Liquidnet Transparency Controls elections by contacting its sales or trading coverage.

Member and Customer interaction with LPs

Members and Customers only interact with IOC orders from LPs when they affirmatively create a LNI algo, Liquidnet-only, LN auto-ex order or automated negotiation order (subject to applicable elections).

LNI maintains a current list of external LPs (as defined in Part III, Item 2.b) and provides it to Members and Customers upon request. Members and Customers can elect one or more of the following:

*1. Blocking interaction with all liquidity (resting and IOC) from a specific, external LP.

*2. Blocking interaction with all LPs for broker blocks.

*3. Blocking interaction with all IOC orders from LPs.

*4. Restricting interaction to a specific group of LPs designated by the Member or Customer.

Upon request by a Member or Customer, LNI may, in its sole discretion, permit the Member or Customer to block interaction with a firm that participates as an LP, but is not identified on the list of external LPs because the firm relies on LNIs technology/algos to access the H2O ATS.

Executions against the same or an affiliated Participant

The H2O ATS does not permit two orders with the same Participant identifier to execute against each other. A Participant can instruct the H2O ATS to block crossing between affiliated Participant identifiers, as notified by the Participant.

Item 15b

Yes

1. Broker block notifications

A trader at a Member firm using the Liquidnet Application5 can view and execute against broker block notifications. The criteria for receiving a broker block notification are set forth in the response to Item 7.a. of this Part III. Broker block notifications are displayed during the time period that the associated LP resting order is in effect.

A broker block notification displays the symbol and side of the LP resting order. A broker block notification does not display quantity, but the SystemH2O ATS displays to the Member whether or not the broker block opportunity meets the tolerance of the Members indicationIOI. If a Member elects only to receive notification of broker block opportunities that are at or above the Members tolerance, the Member knows that any broker block opportunity meets the Members tolerance.

Members only receive notification of a broker block opportunity if the broker block opportunity meets at least one of the following minimum size requirements: 5,000 shares; 5% of ADV; or $200,000 principal value.

Notwithstanding, the notification of a broker block opportunity as defined above, the H2O ATS enforces a minimum match and execution size floor to ensure that broker block executions meet or exceed the lesser of 2,500 shares or 25% of ADV for the stock. For example, a potential match with 5% of ADV of the stock (and less than 25% of the ADV) will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares is below 2,500 shares, then the execution will not occur. In another example, a potential match with $200,000 principal value will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares were below 2,500 and the match did not meet or exceed 25% ADV, then the execution will not occur.

A broker block notification does not display price, but the Member knows that, based on the price constraints of the LP resting order and the Members indicationIOI, a broker block accept by the Member would be executable against the LP resting order.

2. Targeted invitations

(i) Introduction

A trader at a Member firm using the Liquidnet Application5 can view targeted invitations and certain information regarding the recipients of targeted invitations. A trader at a Customer can view targeted invitations through the Customers OMS or EMS, subject to LNI and the EMS provider having implemented this functionality for the specific EMS. A qualified Member can request that LNI send targeted invitations to the Members EMS in addition to sending targeted invitations to the Member through the Liquidnet Application5.

A targeted invitation order displays the symbol and side of the associated LNI resting order and the targeted invitation display amount, which is the greater of (i) the minimum execution size designated by the sender (see below), and (ii) the minimum order size for targeted invitations, which is the lesser of 25,000 shares and 15% of ADV. The size of a targeted invitation order can be greater than the targeted invitation display amount. A targeted invitation is only sent if the LNI resting order is executable based on the current market price and the senders price constraint.

(ii) Manual targeted invitations and targeted invitations from orders

There are two types of targeted invitations:

~~*~~A. Manual targeted invitations.

~~*~~B. Targeted invitations from orders.

Targeted invitations from orders are a parameter or configuration associated with algo, Liquidnet-only, LN auto-ex and LP resting orders.

(iii) Qualifying Members

Only qualifying Members and Customers can receive targeted invitations. Qualifying Members and Customers are determined on a quarterly basis based on a Members or Customers activity during the two prior calendar quarters.

To qualify for any quarter, a Member must meet either of the following conditions:

~~*~~A. Average daily liquidity of USD $100M or more provided to LNI during either of the two prior quarters.

~~*~~B. Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

To qualify for any quarter, a Customer must have created at least nine firm orders during either of the two prior quarters. If a Member is also a Customer, the qualifying Member criteria are applied instead of the qualifying Customer criteria.

(iv) Description of manual targeted invitation functionality

Sending a manual targeted invitation notification

Through the ~~LNI desktop trading application~~Liquidnet Application, a trader at a Member firm can send a manual targeted invitation notification to qualifying Members and Customers. A targeted invitation notification relates to a specific stock. A trader at a Member or Customer firm can only receive targeted invitations if the Member or Customer has opted-in to this functionality through Liquidnet Transparency Controls and is a qualifying Member or Customer, as set forth in Item 2.b. of this Part III.

A manual targeted invitation has a notification component, as described in this section, and, if there is at least one qualifying recipient for the targeted invitation (as described below), results in a firm order in the H2O ATS (a targeted invitation order) and an ~~indication~~IOI available for matching in the Negotiation ATS. A targeted invitation order can execute against contra-side orders in the H2O ATSs in the same manner as any other LNI order, subject to the following exceptions:

~~*~~A. The notification and other provisions described in this section apply.

~~*~~B. Manual targeted invitation orders can execute against orders from LPs in the H2O ATS, subject to the Member having opted-in to interacting with LPs, but if a Member has opted-in to interacting with LPs, a trader at the Member firm can instruct LNI that the trader does not want to interact with LPs for manual targeted invitation orders.

A manual targeted invitation notification is displayed during the period that the targeted invitation is in effect.

Setting criteria for who can receive a targeted invitation notification

This sub-section applies to the notification component of a targeted invitation. When creating a manual targeted invitation, a trader must designate a look-back period, ranging from the current trading day to the current trading day and the 90 preceding trading days. Upon request by a Member or Customer, LNI can limit the Members/Customers look-back period for receiving targeted invitations based on having a prior opposite-side ~~indication~~IOI, order or execution in LNI or having a prior placed-away ~~indication~~IOI, as applicable. With this limitation, a Member would not receive a targeted invitation based on having an ~~indication~~IOI, order or execution in LNI or having a placed-away ~~indication~~IOI prior to the Members restricted look-back period. Similarly, a Customer would not receive a targeted invitation based on having a prior opposite-side order in LNI prior to the Customers restricted look-back period.

By default, a targeted invitation notification is sent to traders at qualifying Members and Customers where the recipient trader meets any of the following criteria:

~~*~~A. Opposite-side ~~indication~~IOI in LNI. LNI received an opposite-side ~~indication~~IOI from the recipient at any time during the look-back period, where the available quantity was at least the minimum negotiated execution size (lowest of 5,000 shares, 5% of ADV and US$200,000).

~~*~~B. Opposite-side ~~indication~~IOI placed away. The recipient has or had an opposite-side ~~indication~~IOI in its OMS at any time during the look-back period where the quantity placed at other brokers is or was at least the minimum negotiated execution size.

*C. Opposite-side order in LNI. LNI received an opposite-side order from the recipient at any time during the look-back period, where the order size was at least the minimum negotiated execution size (lowest of 5,000 shares, 5% of ADV and US$200,000).

*D. Opposite-side execution in LNI. The recipient executed in the H2O ATS with anyone at any time during the look-back period, where the recipient executed on the opposite-side to the senders order (for example, the recipient executed a buy order and the senders targeted invitation is for a sell order) and the recipients execution quantity was at least the minimum negotiated execution size.

*E. Executed against sender. The recipient executed in the H2O ATS against the sender at any time during the look-back period, where the execution quantity was at least the minimum negotiated execution size.

*F. Invited the sender. The recipient sent the sender a negotiation invitation or targeted invitation notification at any time during the current trading day.

Upon request by a Member or Customer, LNI can also limit targeted invitations received by the Member or Customer by applying a minimum size threshold to the Members/Customers prior opposite side indicationIOIs, orders or prior placed-away indicationIOIs, as applicable. With this limitation, a Member would not receive a targeted invitation based on having a prior indicationIOI or order in LNI or having a prior placed-away indicationIOI unless that indicationIOI/order meets the minimum size threshold specified by the Member. Similarly, a Customer would not receive a targeted invitation based on having a prior opposite side order in LNI unless that order meets the minimum size threshold specified by the Customer.

All targeting criteria are applied for the specific stock. The foregoing is subject to the exceptions described below.

Traders with same-side indicationIOIs or orders

A trader is not eligible to receive a targeted invitation notification in a symbol if the trader had a same-side indicationIOI in the symbol during the applicable look-back period (the shorter of the 20 prior trading days and the senders look-back period) on a more recent trading day than, or the same trading day as, the traders most recent opposite-side indicationIOI in that symbol. A trader is not eligible to receive a targeted invitation notification in a symbol if the trader had a same-side order in the symbol during the applicable look-back period (the shorter of the 20 prior trading days and the senders look-back period) on a more recent trading day than, or the same trading day as, the traders most recent opposite-side order in that symbol.

Restricting the criteria for who can receive a targeted invitation notification

Through the ~~desktop application~~Liquidnet Application, a trader can restrict the recipients of a manual targeted invitation notification to recipients that meet either or both of the following criteria, as described above:

~~*~~A. Executed against sender.

~~*~~B. Invited the sender.

Targeted invitations not available where a match or broker block opportunity exists

A trader can only create a manual targeted invitation based on an unmatched ~~indication~~IOI. A trader cannot create a manual targeted invitation or receive a targeted invitation notification on a stock where the trader has a matched ~~indication~~IOI in the Negotiation ATS or has received notification of a broker block opportunity in the H2O ATS.

Hours of availability

A trader can only create a targeted invitation during regular trading hours.

Order details for a targeted invitation

For any targeted invitation, a sending trader must specify the following:

~~*~~A. Quantity. The quantity of a manual targeted invitation defaults to the traders working quantity on the ~~indication~~IOI. Quantity cannot be greater than the working quantity on the ~~indication~~IOI and cannot be less than the minimum order size for manual targeted invitations (as set forth above).

~~*~~B. Minimum execution size. The minimum execution size for a manual targeted invitation order must meet at least one of the following minimum size requirements: 5,000 shares; 5% of ADV; or $200,000 principal value.

Notwithstanding, the minimum execution size for a manual targeted order as defined above, the H2O ATS enforces a minimum execution size floor to ensure that manual targeted invitation executions meet or exceed the lesser of 2,500 shares or 25% of ADV for the stock. For example, a targeted invitation order with 5% of ADV of the stock (and less than 25% of the ADV) will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares is below 2,500 shares, then the execution will not occur. In another example, a targeted invitation order with $200,000 principal value will be executed if the number of shares is below 5,000 shares but greater than 2,500 shares. In this example, if the number of shares were below 2,500 and the targeted invitation order did not meet or exceed 25% ADV, then the execution will not occur.

A trader can adjust the minimum execution size for a manual targeted invitation to an amount that is not greater than the working quantity on the ~~indication~~IOI and not less than the default minimum execution size set forth above in this paragraph.

~~*~~A. Limit price. At the time that a manual targeted invitation is first sent, the limit price specified by a sender must be at or above the current mid-price, in the case of a buy targeted invitation, or at or below the current mid-price, in the case of a sell targeted invitation.

~~*~~B. Maximum number of recipients. A sender can select a maximum number of recipients for a manual targeted invitation notification. Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, LNI prioritizes the recipients based on pre-set criteria, as described below.

~~*~~C. Time-in-force. A sender must specify a time-in-force for a manual targeted invitation, which cannot be less than one minute. A targeted invitation expires upon the earlier of (i) expiration of the specified time-in-force, and (ii) the end of the current trading day. A trader may cancel a manual targeted invitation prior to the expiration of the specified time-in-force period. Expiration (or cancellation) of a manual targeted invitation results in the expiration (or cancellation) of the applicable targeted invitation notification and order. LNI may terminate a Members participation in manual targeted invitation functionality based on repeated cancelations. A trader can elect to have a manual targeted invitation order automatically canceled when all recipients have dismissed the targeted invitation notification.

Prioritization of recipients

Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, the ~~System~~H2O ATS prioritizes the recipients based on a set of prioritization rules that LNI may update from time-to-time. LNI maintains and provides to Members and Customers upon request the details regarding these prioritization rules. These prioritization rules take into account the reason why the recipient received the notification (for example, based on having an opposite-side ~~indication~~IOI transmitted to LNI), whether the recipient has a current ~~indication~~IOI or order transmitted to LNI, the most recent time period during which the recipient had an ~~indication~~IOI or order, and similar factors.

Notification to sender

A sender is notified if there are no qualifying recipients for a manual targeted invitation.

Receiving a targeted invitation notification

A targeted invitation notification is notified to a qualifying Member through ~~the~~ Liquidnet ~~5~~ ~~Application~~ or to a qualifying Customer through its EMS; a qualifying Member can request that LNI also send targeted invitations to the Members EMS. The notification includes the targeted invitation display amount. A recipient is further made aware through ~~the~~ Liquidnet ~~Application5~~ or its EMS, as applicable, when a targeted invitation expires.

If the limit price of a manual targeted invitation is not executable at a specific time based on the current market and the senders price constraint and is still not executable on that basis after a configured period of time, the ~~System~~H2O ATS provides the sender a notification to either adjust his or her limit price for the targeted invitation or cancel the targeted invitation.

Responses by recipient

A trader at a Member firm has the following two options upon receipt of a targeted invitation notification through ~~the~~ Liquidnet ~~5~~Application:

~~*~~A. Notify the sender that the recipient is interested and request more time to respond to the targeted invitation.

~~*~~B. Dismiss the notification.

A trader at a Customer firm does not have these options.

If a trader at a Member firm dismisses a notification in a symbol, the trader cannot receive another targeted invitation notification for that symbol for the rest of that trading day, but the trader can send a targeted invitation in that symbol.

A recipient at a Member or Customer firm can take any other action permitted by the Liquidnet Trading Rules for that Participant category, including the creation of an opposite-side ~~indication~~IOI or order, as applicable.

Additional information received by the sender

A sender of a manual targeted invitation is notified when a recipient indicates interest and requests more time. If a trader elects to have his or her manual targeted invitation order automatically cancelled when all recipients have dismissed the targeted invitation notification, the trader can determine that all of the targeted invitation notifications sent by the sender have been dismissed by any recipients.

(v) Editing a manual targeted invitation

Through ~~the desktop application~~Liquidnet Application, a trader can edit any of the following fields of a manual targeted invitation:

*A. Quantity.

*B. Minimum execution size.

*C. Limit price.

(vi) Targeted invitations from orders

Types of orders

LNI makes available targeted invitation functionality for the following orders:

*A. Liquidnet-only and LN auto-ex orders.

*B. Certain categories of algo orders as notified by LNI to its Participants.

*C. LP resting orders.

This functionality applies to these types of LNI orders, whether firm or conditional. LNI refers to this functionality as targeted invitations from orders.

Applicability of description relating to manual targeted invitations

The provisions in the sub-sections above relating to manual targeted invitations are also applicable to targeted invitations from orders, except as otherwise set forth in this sub-section.

Targeted invitations from parent orders (excluding high-touch orders)

For parent orders (excluding high-touch), the SystemH2O ATS can send targeted invitation notifications to Members and Customers that are qualifying recipients. The SystemH2O ATS applies the same default look-back period of 20 days for manual targeted invitations and targeted invitations from orders. The default maximum number of recipients for targeted invitations from orders is 10.

By default, the SystemH2O ATS can send targeted invitation notifications for any Member or Customer algo order (excluding orders from automated routing customers) or LN auto-ex order, provided the order meets the minimum order size and any other applicable requirements (as notified by LNI to its Participants). Prior consent is not required. A Customer may opt out of this default behavior by contacting its sales or trading coverage. The SystemH2O ATS will only send targeted invitation notifications for other parent order types, including LP resting orders and orders from automated routing customers, with

Participant consent.

For any parent order, LNI can send up to one targeted invitation per day to any eligible recipient. If one or more prior recipients have dismissed a targeted invitation, LNI can send a subsequent targeted invitation to additional recipients as long as the total of those recipients and prior recipients who have not dismissed the targeted invitation does not exceed the senders maximum number of recipients. In other words, the number of targeted invitations outstanding at any time cannot exceed the senders maximum number of recipients.

Participants can modify the default configurations for targeted invitations from orders in the same manner that Members can modify the default configurations for manual targeted invitations.

The minimum execution size for targeted invitations from orders is the minimum execution size for the parent order.

Any configuration above for a Participant applies to all targeted invitations from orders sent by the Participant.

Targeted invitations from high-touch orders from Customers

By default, a LNI trader can elect to authorize the ~~System~~H2O ATS to send targeted invitation notifications for any high-touch order from a Customer. A Customer may opt out of this default behavior by contacting its sales or trading coverage. LNI applies the same default configurations, and permits adjustment of configurations, as described in the section above on targeted invitations from parent orders.

Cancellation of targeted invitations from orders

The ~~System~~H2O ATS will cancel any targeted invitation notifications for an order upon the occurrence of any of the following:

~~*~~A. Remaining order size. The senders remaining order size is below the minimum order size for targeted invitations. For manual targeted invitations, the ~~System~~H2O ATS will also cancel the targeted invitation order. For targeted invitations from orders, cancellation of the targeted invitation notification does not affect the parent order.

~~*~~B. Cancellation of associated order. The Participant cancels the associated order, and, in the case of an order other than a high-touch order, a period of three seconds has elapsed.

~~*~~C. Expiration of associated order. The associated order expires.

Notifications to senders of targeted invitations from orders

A sender of a targeted invitation from a parent order created through the Liquidnet 5Application is notified of the following through the Liquidnet Application5:

*A. Whether or not there are any qualifying recipients.

*B. When a recipient requests more time.

*C. When all recipients have dismissed the targeted invitation notification (this notification will no longer be available starting with the Liquidnet Application version 5.21).

A sender of a targeted invitation from orders where the parent order is not created through the Liquidnet 5Application is not notified of the items above, but LNI can provide a report to a buy-side sender on T+1 as to whether or not there were any qualifying recipients for any such targeted invitations.

Targeting criteria

All targeting criteria described above with respect to manual targeted invitations apply to targeted invitations from orders.

Receiving targeted invitations from LP resting orders and broker algo orders

A Member or Customer only receives notification of targeted invitations from LP resting orders and broker algo orders if the Member or Customer is opted-in to interacting with LP orders and also opted-in to receiving targeted invitations.

Item 15c

No

Only Members have access to the Liquidnet 5Application. Accordingly, only Members can view the information set forth in the response to Item 15.b. of this Part III.

Item 19b

LNI charges a transaction-based fee for trading by Participants. LNIs range of fees for trading activity that involves use of the NMS Stock ATS services is 0 to 6 cents per share. The upper end of the range represents a bundled fee for use of the NMS StockH2O ATS services and non-ATS services or products offered, including add-on amounts paid by a Participant and credited to the Participants commission sharing account as agreed with the Participant. The lower end of the range represents the scenario where, for an algo order, there is no differential between the fee charged by LNI for executions in the H2O ATS and the fee charged by LNI for external executions. Participants also can elect to pay fees as a percentage of the principal amount traded instead of based on cents per share. The following are variables that can impact the fee charged by LNI: stock price; execution size; volume of business; order types; means of access to the H2O ATS (for example, through the ~~LNI desktop trading application~~Liquidnet Application or through routing); category of Participant; and products used by the Participant. The bundled services and products include the following, as described in more detail in this Form ATS- N: ATS-specific services; functionality provided through the ~~LNI desktop trading application~~Liquidnet Application; sales and trading services and support; technical and product support; account set-up; trade processing and settlement support; order handling and routing; algorithmic trading services; quantitative analysis services, including pre- and post-trade transaction cost analysis; integration with Participant systems, including Participant OMS and EMS; trading and market surveillance; capital markets; commission aggregation and management services; and sponsored broker services.

Item 20a

~~Liquidnet~~ LNI pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet ~~desktop a~~Application. By default, the ~~System~~ H2O ATS will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet ~~desktop a~~Application or otherwise upon occurrence of the trading halt.

LNI blocks trading in a stock on the ~~Liquidnet ATSs~~H2O ATS if the ~~Liquidnet ATSs~~H2O ATS, in the aggregate, have executed 5% or more of market volume in the stock for three of the preceding five calendar months. Each month, prior to the commencement of trading on the 1st day of the month, LNI Product Support personnel review a report of all stocks where the ~~Liquidnet ATSs~~H2O ATS, in the aggregate, have traded 5% or more of market volume in the stock for three of the preceding five months and implement a block on trading those stocks for the current calendar month.

Item 23a

Generally, t~~T~~hrough the Liquidnet ~~desktop trading application~~Application, ~~Liquidnet~~LNI provides traders at Member firms with market data (highest displayed bid and lowest displayed ask) for the equities that are traded in the System. Market data source For the H2O ATS, LNI sources and uses market data through a synthetic NBBO created by Redline Trading Solutions, a technology vendor. Redline obtains its market data through a market data vendor; the market data vendor receives direct market data feeds from the US markets operated by NASDAQ, the NYSE and BATS and accesses the SIP for the other US markets. Redline derives a synthetic NBBO based on this market data. The term synthetic NBBO means that Redlines NBBO is based on certain direct feeds and the SIP. LNI has the ability to failover to the SIP market data feed in the event of a technical issue relating to the data provided by Redline. For market data that is displayed through the Liquidnet ~~desktop trading a~~Application, LNI sources the market data (best bid and best ask) directly from the applicable Securities Information Processor (SIP): NASDAQ UTP, for NASDAQ-listed securities; and the Consolidated Tape Association (CTA), for NYSE and other listed securities. The market data feed provides consolidated quotes of multiple display venues. The H2O ATS uses the market data provided by Redline to determine the execution price for trades that the H2O ATS executes at the mid-point of the NBBO.